Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tuya Inc., you should at once hand this circular, together with the enclosed forms of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

(1) PROPOSED AMENDMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-ELECTION OF DIRECTORS;

(5) PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

(6) NOTICES OF ANNUAL GENERAL MEETING AND CLASS MEETINGS

A letter from the Board is set out on pages 6 to 18 of this circular.

The Class A Meeting, the Class B Meeting, and the AGM will be held at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China on Tuesday, November 1, 2022. The Class A Meeting will commence at 10:00 a.m. (Beijing time); the Class B Meeting will commence at 10:30 a.m. (Beijing time), or shortly after the Class A Meeting is concluded; and the AGM will commence at 11:00 a.m. (Beijing time), or shortly after the Class B Meeting is concluded. Notices convening the above are set out on pages 147 to 152, 153 to 154 and 155 to 156 of this circular, respectively. A form of proxy for use at each of the Class A Meeting, the Class B Meeting, and the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.tuya.com).

Holders of record of the Company’s Shares on the Company’s registers of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the Class Meetings and AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy forms accompanying this circular to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms for the Class A Meeting, the Class B Meeting and the AGM by no later than 10:00 a.m., 10:30 a.m. and 11:00 a.m., Hong Kong time, respectively, on Saturday, October 29, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the Class A Meeting and AGM.

PRECAUTIONARY MEASURES FOR THE CLASS MEETINGS AND AGM

In order to prevent the spread of COVID-19 pandemic and to safeguard the health and safety of Shareholders, and in line with the local government’s directive on social distancing, personal and environmental hygiene, the Company will implement the following precautionary measures at the Class Meetings and AGM:

•	compulsory body temperature screening
•	compulsory wearing of facial masks
•	maintaining appropriate distancing and spacing
•	limiting the number of the attendees of the Class Meetings and AGM to avoid over-crowding

Attendees are reminded that they should consider the risks of attending the Class Meetings and AGM, taking into account their own personal circumstances. Any person, who (a) does not comply with the precautionary measures; (b) is subject to the local government’s quarantine requirements or has close contact with any person under quarantine; (c) is subject to the local government’s prescribed testing requirement or direction and has not tested negative; or (d) feels unwell or has any symptoms of COVID-19, will be denied entry into the venue of the Class Meetings and AGM at the absolute discretion of the Company as permitted by law. All attendees are requested to wear facial masks at all times at the venue of the Class Meetings and AGM. It is possible that Shareholders and/or their representatives may not be able to attend in person at the venue of the Class Meetings and AGM depending on the prevailing local government regulations. Shareholders are strongly encouraged to exercise their voting rights at the Class Meetings and AGM by appointing the chairman of the Class Meetings and AGM as proxy to attend and vote on the relevant resolutions at the Class Meetings and AGM instead of attending the Class Meetings and AGM or any adjourned meeting in person.

*      For identification purpose only

September 15, 2022

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED	19

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED	78

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	139

APPENDIX III	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	142

NOTICE OF THE ANNUAL GENERAL MEETING		147

NOTICE OF THE CLASS A MEETING		153

NOTICE OF THE CLASS B MEETING		155

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2015 Equity Incentive Plan”	the equity incentive plan our Company adopted on December 23, 2014, as amended from time to time

“ADS(s)”	American Depositary Shares, each representing one Class A Ordinary Share

“ADS Record Date”	September 30, 2022 (New York time)

“AGM”	the annual general meeting of the Company to be convened on Tuesday, November 1, 2022 at 11:00 a.m. (Beijing time), or shortly after the Class B Meeting is concluded

“Amended Memorandum and Articles”	the proposed ninth amended and restated memorandum and articles of association of the Company, a copy of which, marked to show the amendments proposed to be made to the Memorandum and Articles, is set out in Appendix IA (if the Class-based Resolution and the Non-class-based Resolution are both approved) and Appendix IB (if the Class-based Resolution is not approved and the Non-class-based Resolutions is approved) to this circular

“Amendment Resolutions”	Class-based Resolution and Non-class-based Resolution

“Articles” or “Articles of Association”	the eighth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders of the Company on February 21, 2021 and effective immediately prior to the completion of the Company’s initial public offering of ADSs in March 2021

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

DEFINITIONS

“China” or “PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Meeting”	the class meeting of the holders of the Class A Ordinary Shares to be held on Tuesday, November 1, 2022 at 10:00 a.m. (Beijing time)

“Class A Ordinary Shares”	Class A ordinary shares in the share capital of the Company with a par value of US$0.00005 each, conferring a holder of a Class A ordinary share one vote per Share on any resolution tabled at the Company’s general meetings

“Class-based Resolution”	a resolution to incorporate into the Articles (i) paragraph 15 of Appendix 3 to the Listing Rules; and (ii) Rules 8A.09, 8A.10, 8A.13 to 8A.19, 8A.22 to 8A.24 of the Listing Rules, which will be put forward at the Class A Meeting, Class B Meeting, and AGM (if passed at the Class Meetings)

“Class B Meeting”	the class meeting of the holders of the Class B Ordinary Shares to be held on Tuesday, November 1, 2022 at 10:30 a.m. (Beijing time), or shortly after the Class A Meeting is concluded

“Class B Ordinary Shares”	Class B ordinary shares in the share capital of the Company with a par value of US$0.00005 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is currently entitled to fifteen votes per Share (and will be entitled to ten votes per Share after amendment of the Memorandum and Articles to be proposed at the Class Meetings and the AGM) on any resolution tabled at the Company’s general meetings, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Class Meetings”	Class A Meeting and Class B Meeting

“Company”	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014

DEFINITIONS

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Depositary”	The Bank of New York Mellon, the depositary of our ADSs

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	September 7, 2022, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on July 5, 2022

“Listing Date”	the date on which the Class A Ordinary Shares are listed and on which dealings in the Class A Ordinary Shares are first permitted to take place on the Stock Exchange, which is Tuesday, July 5, 2022

“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Memorandum” or “Memorandum of Association”	the eighth amended and restated memorandum of association of the Company adopted by a special resolutions of the Shareholders of the Company on February 21, 2021 and effective immediately prior to the completion of the Company’s initial public offering of ADSs in March 2021

DEFINITIONS

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules

“Mr. Chen”	Mr. CHEN Liaohan (陳燎罕), our founder, an executive Director, co-chairman of the Board, president of the Company, and one of the controlling shareholders of the Company

“Mr. Wang”	Mr. WANG Xueji (王學集), our founder, an executive Director, co-chairman of the Board, chief executive officer of the Company, and one of the controlling shareholders of the Company

“Mr. Zhou”	Mr. ZHOU Ruixin (周瑞鑫), our co-founder, chief technology officer of the Company, and one of the controlling shareholders of the Company

“Nomination Committee”	the nomination committee of the Board

“Non-class-based Resolution”	a resolution to incorporate into the Memorandum and Articles the Unmet Articles Requirements (as defined on page 14 of this circular) and other revisions set out in Appendix IA and Appendix IB to this circular not covered by the Class-based Resolution, which will be put forward at the AGM

“NYSE”	the New York Stock Exchange

“Post-Listing GM”	the first general meeting of the Company to be convened within six months from the Listing Date, in which Shareholders’ approval will be sought to amend the Memorandum and Articles, which means the AGM for the purpose of this circular

“Prospectus”	the prospectus of the Company dated June 22, 2022

DEFINITIONS

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Amended Memorandum and Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment, election or removal of any independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary liquidation or winding-up of the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share Record Date”	September 30, 2022 (Hong Kong time)

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Shares”	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong

“United States”, “U.S.” or “US”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“weighted voting right”	has the meaning ascribed to it under the Listing Rules

“WVR Beneficiaries”, each a “WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Wang and Mr. Chen, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights

“WVR Structure”	has the meaning ascribed to it under the Listing Rules

“%”	per cent

LETTER FROM THE BOARD

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

Executive Directors:	Registered Office:
Mr. WANG Xueji (Co-chairman)	PO Box 309
Mr. CHEN Liaohan (Co-chairman)	Ugland House
Mr. YANG Yi	Grand Cayman, KY1-1104
Ms. LIU Yao	Cayman Islands

Non-executive Director:	Headquarters and Principal Place of Business in the PRC:
Ms. HONG Jing	Huace Center, Building A, 10/F
Xihu District, Hangzhou City
Independent Non-executive Directors:	Zhejiang Province, 310012
Mr. HUANG Sidney Xuande	China
Mr. QIU Changheng
Mr. KUOK Meng Xiong (alias GUO Mengxiong)	Principal Place of Business in Hong Kong:
Mr. YIP Pak Tung Jason	5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

September 15, 2022

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED AMENDMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-ELECTION OF DIRECTORS;

(5) PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

(6) NOTICES OF ANNUAL GENERAL MEETING AND CLASS MEETINGS

1.	INTRODUCTION

The purpose of this circular is to give you notice of the Class A Meeting, the Class B Meeting and the AGM, and to provide you with information regarding the following proposals to be put forward at the said meetings:

(a)	the proposed amendment of the Memorandum and Articles of Association;

*	For identification purpose only

LETTER FROM THE BOARD

(b)	the proposed grant of a general mandate to issue Shares;

(c)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(d)	the proposed re-election of Directors; and

(e)	the proposed re-appointment of auditor.

2.	PROPOSED AMENDMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

We refer to the paragraph headed “Waivers and Exemptions – Requirements relating to the Articles of Association of the Company” of the Prospectus.

As disclosed in the Prospectus, in connection with the Listing, the Company applied for, and the Stock Exchange granted, a waiver from strict compliance with the Unmet Articles Requirements (as defined below) (the “Waiver”). To satisfy the conditions of the Waiver application, the Company will seek Shareholders’ approval to incorporate the Unmet Articles Requirements (as defined below) into the Memorandum and Articles of Association at the Post-Listing GM. Therefore, the Company hereby convenes the AGM, the Class A Meeting and the Class B Meeting and proposes the following amendments to the Memorandum and Articles of Association.

Proposed amendments of the Memorandum and Articles

As the Company is dual primary listed on the Stock Exchange, its Articles are required to comply with Appendix 3 of the Listing Rules. Rule 8A.44 of the Listing Rules requires issuers with WVR Structures such as the Company to give force to the requirements of Rules 8A.07, 8A.09, 8A.10, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18, 8A.19, 8A.21, 8A.22, 8A.23, 8A.24, 8A.26, 8A.27, 8A.28, 8A.29, 8A.30, 8A.31, 8A.32, 8A.33, 8A.34, 8A.35, 8A.37, 8A.38, 8A.39, 8A.40 and 8A.41 by incorporating them into their articles of association or equivalent document (together with the requirements under Appendix 3 to the Listing Rules, the “Listing Rules Articles Requirements”).

The Articles do not comply with some of the Listing Rules Articles Requirements, namely, (i) paragraphs 4(2), 4(3), 14(1)-(5), 15-21 of Appendix 3 to the Listing Rules, and (ii) Rules 8A.07, 8A.09, 8A.10, 8A.13 to 8A.19, 8A.22 to 8A.24, 8A.26 to 8A.35 and 8A.37 to 8A.41 of the Listing Rules (together, the “Unmet Listing Rules Articles Requirements”). Other than the said Unmet Listing Rules Articles Requirements, the remaining Listing Rules Articles Requirements are met by the Articles. The Company proposed to amend the Memorandum and Articles to incorporate the Unmet Listing Rules Articles Requirements.

Under Article 100 of the Articles, Mr. Wang is entitled to appoint a director and as replacement of the former management director by delivering a written notice to the Company subject to certain conditions. To comply with Rule 2.03(4) of the Listing Rules, which requires that all holders of listed securities to be treated fairly and equally, the Company will, at the AGM, put forth a resolution to remove such special rights of Mr. Wang from the Articles (“Termination of Special Rights”).

LETTER FROM THE BOARD

In addition, to further enhance its shareholder protection measures, the Company will at the AGM propose to its Shareholders the following amendments to its Articles: (a) lowering the quorum of general meeting (which is not a class meeting) from a majority of all votes attaching to all shares of the Company in issue and entitled to vote at such general meeting as currently provided for under Article 71 of the Articles to 10% of all votes attaching to all shares of the Company in issue and entitled to vote at such general meeting (on a one vote per share basis) (the “Quorum Requirement”); (b) where a general meeting is postponed by the directors pursuant to Article 74 of the Articles, requiring such meeting to be postponed to a specific date, time and place (the “GM Postponement Requirement”); (c) removing the Directors’ powers under Article 4 of the Articles to authorize the division of shares into any number of classes and to determine the relative rights, restrictions, preferences, privileges and payment obligations as between the different classes and to issue preferred shares with such preferred or other rights which may be greater than the rights of ordinary shares, as well as making the Directors’ power to issue preferred shares to be subject to the Articles, compliance with the Listing Rules (and only to such extent permitted thereby), the Takeovers Code and any applicable rules and regulations of authorities of places where the securities of the Company are listed, and the condition that (x) no new class of shares with voting rights superior to Class A Ordinary Shares will be created and (y) any variation in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A Ordinary Shares (the “Amendment of Directors’ Class Right Related Powers”, together with the Unmet Listing Rules Articles Requirements, the Termination of Special Rights, the Quorum Requirement and the GM Postponement Requirement, the “Unmet Articles Requirements”).

At the AGM, the Company will also propose amendments to the Articles to clarify that the Company, its Shareholders, directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with the Articles or otherwise. For the avoidance of doubt, the applicable rights of purchasers, holders, and sellers of the Company’s ADSs are not governed by the preceding sentence but are exclusively governed by the applicable deposit agreement pursuant to which the ADSs were issued, regardless of whether their dispute, controversy or claim arises out of or in connection with the Articles or otherwise (the “Forum Selection Clarification”).

As advised by the Company’s legal advisor as to Cayman Islands laws, the incorporation of the following Unmet Articles Requirements will require approvals of both holders of Class B Ordinary Shares and holders of Class A Ordinary Shares in separate class meetings in accordance with the Company’s existing Articles because these requirements would vary the rights attached to Class B Ordinary Shares and Class A Ordinary Shares, respectively: (i) paragraph 15 of Appendix 3 to the Listing Rules; and (ii) Rules 8A.09, 8A.10, 8A.13 to 8A.19, 8A.22 to 8A.24 of the Listing Rules – a resolution to incorporate these Unmet Articles Requirements (namely, the Class-based Resolution) will need to be approved at the Class A Meeting and the Class B Meeting first.

LETTER FROM THE BOARD

A copy of the Amended Memorandum and Articles, marked to show all the above discussed amendments proposed to be made to the Articles (i.e. if the Class-based Resolution and the non-class based resolutions (namely, the Unmet Articles Requirements not covered by the Class-based Resolution and the Forum Selection Clarification, collectively the “Non-class- based Resolution”) are both approved), is set out in Appendix IA to this circular.

Conditions for the Waiver

The conditions for the Waiver, which have previously been disclosed in the paragraph headed “Waivers and Exemptions – Requirements relating to the Articles of Association of the Company” of the Prospectus, are set out below for your reference:

(1)	at the Post-Listing GM, the Company will put forth: (i) the Class-based Resolution at the Class B Meeting and the Class A Meeting; and (ii) the Class-based Resolution (if adopted at the Class B Meeting and Class A Meeting) and the Non-class-based Resolution at the full Shareholders’ meeting where all Shareholders may vote as a single class (the “Full Shareholders’ Meeting”) (together, the “Proposed Resolutions”) to amend its Articles to comply with the Unmet Articles Requirements;

(2)	Mr. Wang, Mr. Chen and Mr. Zhou (together, the “Undertaking Shareholders”) have, prior to the Listing, irrevocably undertaken to the Company to procure such intermediaries holding the Company’s shares as held or controlled by them to be present at the Post-Listing GM (whether in person or by proxy) and at any general meeting that may be convened after the Listing and before the Post-Listing GM, and to vote in favor of the Proposed Resolutions;

(3)	if any of the Proposed Resolutions are not passed at the Post-Listing GM, until they are approved by the Shareholders, the Company has irrevocably undertaken to the Stock Exchange to put forth the Proposed Resolutions that have not been passed at each subsequent general meeting, and the Undertaking Shareholders have, prior to the Listing, irrevocably undertaken to the Company to continue to procure such intermediaries holding the Company’s shares as held or controlled by them to be present (whether in person or by proxy) and vote in favor of the Proposed Resolutions at each subsequent general meeting at which the Company puts forth such Proposed Resolutions until all Proposed Resolutions are approved by the Shareholders. The Undertaking Shareholders will further undertake to the Company to procure such intermediaries holding the Company’s Shares as held or controlled by them to be present at any general meeting after the Listing until all Proposed Resolutions are approved by the Shareholders;

(4)	each of New Enterprise Associates 14, L.P., NEA 15 Opportunity Fund L.P., Tencent Mobility Limited, Image Frame Investment (HK) Limited, Anywink Limited, Volinks Limited and Global Bridge Capital USD Fund I, L.P. (together, the “Supporting Shareholders”) has, prior to the Listing, irrevocably undertaken to the Company to, and if any Class A Ordinary Share is held by intermediaries held or controlled by them, procure such intermediaries to be present at the Class A Meeting and the Full Shareholders’ Meeting (whether in person or by proxy) and to vote in favor of the Proposed Resolutions and that, if any of the Proposed Resolutions are not passed at the Post-Listing GM, until they are all approved, it or he or the said intermediaries will continue to attend (whether in person or by proxy) each subsequent class meeting of the holders of the Class A Ordinary Shares and the general meeting at which the Company puts forth the Proposed Resolutions and vote in favor of such Proposed Resolutions;

LETTER FROM THE BOARD

(5)	the Company will issue a press release announcing its support publicly for the Proposed Resolutions each year after the Listing until all the Proposed Resolutions are adopted;

(6)	the Company, the Undertaking Shareholders and each of the other Directors in their individual capacity as a Director have, prior to the Listing, irrevocably undertaken to the Stock Exchange that they will comply with the Unmet Listing Rules Articles Requirements, the Termination of Special Rights, the GM Postponement Requirement, the Amendment of Directors’ Class Right Related Powers and the Forum Selection Clarification in full (the “Undertaking for Interim Compliance”) upon the Listing and before the Articles are formally amended to incorporate the Unmet Articles Requirements, except for:

●	paragraph 15 of Appendix 3 such that, prior to the Company’s Articles being amended, the threshold for passing a resolution in a separate class meeting will be approved by two-thirds of the votes cast by the issued shares of that class pursuant to Article 58 of the Company’s Articles (for the avoidance of doubt, the quorum requirement for such class meeting, being holders of at least one-third of the issued shares of the class, will be complied with, even though Article 58 of the Company’s Articles provides for a quorum of holders of no less than a majority of the class);

●	Rules 8A.24(1) and (2) such that, prior to the Company’s Articles being amended, weighted voting rights will apply in connection with passing the Proposed Resolutions;

●	paragraph 16 of Appendix 3 such that, prior to the Company’s Articles being amended, the threshold for passing a special resolution for amendments to the Company’s Articles will be approved by members holding not less than two-thirds of the votes cast by such Shareholders being entitled to do so, voting in person or, where proxies are allowed, by proxy at the general meeting in accordance with Article 56 of the Company’s Articles; and

●	paragraph 14(1) of Appendix 3 to the extent that the Company would not hold an annual general meeting on or before June 30, 2022.

LETTER FROM THE BOARD

For the avoidance of doubt, the above exceptions in relation to paragraphs 15 and 16 of Appendix 3 and Rules 8A.24(1) and (2) are only applicable to the passing of the Proposed Resolutions, and the Company shall irrevocably undertake to the Stock Exchange to comply with paragraphs 15 and 16 of Appendix 3 and Rules 8A.24(1) and (2) for passing any resolution at a separate class meeting and any special resolution after the Listing (other than the Proposed Resolutions) under the Undertaking for Interim Compliance, and if any of the Class-based Resolution is not passed at the Post-Listing GM, the Undertaking for Interim Compliance will remain valid until the Class-based Resolution is passed;

(7)	each of the Undertaking Shareholders has, prior to the Listing, irrevocably undertaken to the Company and the Stock Exchange that:

●	he will procure the Company to give effect to the Undertaking for Interim Compliance upon the Listing and before its Articles are formally amended;

(8)	each of the WVR Beneficiaries has, prior to the Listing, irrevocably undertaken to the Company and the Stock Exchange that:

●	in the event any Class B Ordinary Share is to be transferred to an Affiliate (as defined in the Articles) of a WVR Beneficiary that is not a director holding vehicle wholly-owned and wholly controlled by such WVR Beneficiary after the Listing but before the Articles are formally amended, he will convert such Class B Ordinary Shares into Class A Ordinary Shares by delivering a written notice to the Company in accordance with the Articles and only transfer the resultant Class A Ordinary Shares to such Affiliate;

●	after the Listing but before the Articles are formally amended, he will not effect any change in his holding structure of any Class B Ordinary Shares unless and until the Stock Exchange has approved such change;

●	he will procure the intermediary(ies) held or controlled by him to, prior to the Listing, deliver a written conversion notice to the Company in accordance with the Articles that all of the relevant Class B Ordinary Shares it/they hold(s) involved shall be converted to Class A Ordinary Shares on a one-for-one basis immediately upon any event listed in Rule 8A.17 (including the cessation of Mr. Wang or Mr. Chen as a Director) and Rule 8A.18 of the Listing Rules, any voluntary or involuntary transfer of legal title to, or economic interest of, or beneficial ownership of, or change of control over the voting rights attached to Class B Ordinary Shares from a WVR Beneficiary to any person other than (a) such WVR Beneficiary or (b) a director holding vehicle wholly-owned and wholly controlled by such WVR Beneficiary (e.g. upon or as a result of death of such WVR Beneficiary or foreclosure of share pledge) and in respect of Mr. Chen, cessation as an executive officer or employee of the Company (e.g. if Mr. Chen is re-designated as a non-executive Director or he ceases to assume any role with executive or management function in the Company or he ceases to have any employment relationship with the Company which remains effective) occurring after the Listing and before the Articles are formally amended; such conversion notice shall expire immediately upon the Articles are formally amended; and

LETTER FROM THE BOARD

●	he will procure the intermediary(ies) held or controlled by him to, prior to the Listing, deliver a written conversion notice to the Company that those Class B Ordinary Shares which it/they exercise(s) more than ten votes shall be converted to Class A Ordinary Shares on a one-for-one basis immediately upon their breach of the WVR Beneficiaries’ Voting Undertaking (as defined below) (i.e. exercise of more than ten votes in respect of the voting rights for each Class B Ordinary Share of which they are the holders on resolutions other than the Proposed Resolutions) occurring after the Listing and before the Articles are formally amended; such conversion notice shall expire immediately upon the Articles are formally amended.

A director holding vehicle, for the purpose of the above paragraph, means (a) a partnership of which the WVR Beneficiary is a partner and the terms of which must expressly specify that the voting rights attached to any and all of the Class B Ordinary Shares held by such partnership are solely dictated by the WVR Beneficiary; (b) a trust of which the WVR Beneficiary is a beneficiary and that meets the following conditions: (i) the WVR Beneficiary must in substance retain an element of control of the trust and any immediate holding companies of any and all of the Class B Ordinary Shares held by such trust; and (ii) the purpose of the trust must be for estate planning and/or tax planning purposes; or (c) a private company or other vehicle wholly-owned and wholly controlled by the WVR Beneficiary or by a trust referred to in paragraph (b) above; and

(9)	the Company remains listed on the NYSE.

In addition, each of the WVR Beneficiaries has, prior to the Listing, irrevocably undertaken to the Company that he shall procure the intermediaries holding the Shares as held or controlled by him to exercise no more than ten votes for each Class B Ordinary Share of which they are the holders at any general meeting after Listing and before the Articles are formally amended to incorporate the Unmet Articles Requirements except for purpose of passing the Proposed Resolutions (the “WVR Beneficiaries’ Voting Undertaking”).

LETTER FROM THE BOARD

As disclosed in the paragraph headed “Waivers and Exemptions – Requirements relating to the Articles of Association of the Company” of the Prospectus, the Company proposed to implement the following practical arrangements (the “Practical Arrangements”) to ensure that no more than ten votes for each Class B Ordinary Shares will be exercised:

●	Prior to any general meeting held after Listing and before the Articles are formally amended, the Company will request each of Mr. Wang and Mr. Chen to re-confirm the number of votes to be exercised by them in respect of the resolutions other than for purpose of passing the Proposed Resolutions, such that the Company can monitor the compliance of Mr. Wang and Mr. Chen with the WVR Beneficiaries’ Voting Undertaking. The Company has requested such re-confirmation for the AGM; and

●	Each of Mr. Wang and Mr. Chen has procured the intermediary(ies) held or controlled by him to, prior to the Listing, deliver a written conversion notice to the Company that those Class B Ordinary Shares which it/they exercise(s) more than ten votes shall be converted to Class A Ordinary Shares on a one-for-one basis immediately upon their breach of the WVR Beneficiaries’ Voting Undertaking (i.e. exercise of more than ten votes in respect of the voting rights for each Class B Ordinary Share of which they are the holders on resolutions other than the Proposed Resolutions) occurring after the Listing and before the Articles are formally amended.

The Company’s legal advisor as to the laws of the Cayman Islands confirms that the giving of the Undertaking for Interim Compliance and implementing the Practical Arrangements will not violate the Articles, and the Undertaking for Interim Compliance and implementing the Practical Arrangements will not violate any laws and regulations of the Cayman Islands, and the Company confirms that, having consulted its other legal advisors, the Undertaking for Interim Compliance and implementing the Practical Arrangements will also not violate other laws and regulations applicable to the Company.

The Undertaking Shareholders acknowledged and agreed that the Shareholders may rely on the Undertaking Shareholders’ undertakings described in paragraphs (2), (3), (7) and (8) above (the “Shareholders’ Articles Undertaking”) in acquiring and holding their Shares and that such undertakings are intended to confer a benefit on the Company and all existing and future Shareholders and may be enforced by the Company and/or any such Shareholder against the Undertaking Shareholder.

LETTER FROM THE BOARD

The Shareholders’ Articles Undertaking in paragraphs (2), (3) and (7) above shall automatically terminate upon the earliest of (i) the proposed amendments to the existing Articles described in the paragraph headed “Waivers and Exemptions – Requirements relating to the Articles of Association of the Company” of the Prospectus have become effective and (ii) the date of delisting of the Company from the Stock Exchange. The Shareholders’ Articles Undertaking in paragraph (8) above shall automatically terminate upon the earliest of (i) the proposed amendments to the existing Articles described in the paragraph headed “Waivers and Exemptions – Requirements relating to the Articles of Association of the Company” of the Prospectus have become effective; (ii) the date of delisting of the Company from the Stock Exchange; and (iii) the date on which the WVR Beneficiaries cease to be a beneficiary of weighted voting rights in the Company. For the avoidance of doubt, the termination of the Shareholders’ Articles Undertaking shall not affect any rights, remedies, obligations or liabilities of the Company and/or any Shareholder and/or the Undertaking Shareholder himself that have accrued up to the date of termination, including the right to claim damages and/or apply for any injunction in respect of any breach of the Shareholders’ Articles Undertaking which existed at or before the date of termination. The Shareholders’ Articles Undertaking shall be governed by the laws of Hong Kong and all matters, claims or disputes arising out of the Shareholders’ Articles Undertaking shall be subject to the exclusive jurisdiction of the courts of Hong Kong.

Voting and Quorum

If the Class-based Resolution is passed at both the Class A Meeting and the Class B Meeting, at the AGM, the Shareholders will be asked to vote on the Class-based Resolution and another resolution to incorporate into the Articles the Unmet Articles Requirements not covered by the Class-based Resolution and the Forum Selection Clarification (namely, the “Non-class-based Resolution”).

If the Class-based Resolution is not approved at either the Class A Meeting or the Class B Meeting, then the Shareholders at the AGM will only be asked to vote on the Non-class-based Resolution.

Pursuant to the above-mentioned Undertaking for Interim Compliance, the quorum and voting of the AGM, the Class A Meeting and the Class B Meeting in respect of the Amendment Resolutions are set out below:

The quorum for the AGM will be members which carry a majority of all votes attaching to all Shares in issue and entitled to vote at such general meeting present in person or by proxy, or, if a corporate or other non-natural person, by its duly authorized representative, pursuant to Article 71 of the Articles. At the AGM, each of the Class-based Resolution and the Non-class-based Resolution will require approval by not less than two-thirds of the votes cast by such Shareholders being entitled to do so, voting in person or, where proxies are allowed, by proxy pursuant to Article 56 of the Articles.

The quorum for the Class A Meeting shall be one or more members holding or representing by proxy at least one-third of the issued Class A Ordinary Shares. The passing of the Class-based Resolution at the Class A Meeting requires approval by a majority of not less than two-thirds of the votes cast by the issued shares of that class pursuant to Article 58 of the Articles.

LETTER FROM THE BOARD

The quorum for the Class B Meeting shall be one or more members holding or representing by proxy at least one-third of the issued Class B Ordinary Shares. The passing of the Class-based Resolution at the Class B Meeting requires approval by a majority of not less than two-thirds of the votes cast by the issued shares of that class pursuant to Article 58 of the Company’s Articles.

The Company has obtained undertakings from each of the Undertaking Shareholders that (i) he will procure such intermediaries holding the Company’s shares as held or controlled by them to be present at the Post-Listing GM (whether in person or by proxy) and at any general meeting that may be convened after the Listing and before the Post-Listing GM, and to vote in favor of the Proposed Resolutions, and (ii) he will procure such intermediaries holding the Company’s shares as held or controlled by them to be present (whether in person or by proxy) and vote in favor of the Proposed Resolutions at each subsequent general meeting at which the Company puts forth such Proposed Resolutions until all Proposed Resolutions are approved by the Shareholders.

The Company has also obtained undertakings from each of the Supporting Shareholders to, if any Class A Ordinary Share is held by intermediaries held or controlled by them, procure such intermediaries to be present at the Class A Meeting and the AGM (whether in person or by proxy) and to vote in favor of the Proposed Resolutions and that, if any of the Proposed Resolutions are not passed at the Post-Listing GM, until they are all approved, it or he or the said intermediaries will continue to attend (whether in person or by proxy) each subsequent class meeting of the holders of the Class A Ordinary Shares and the general meeting at which the Company puts forth the Proposed Resolutions and vote in favor of such Proposed Resolutions.

For further details and context of the proposed amendment of the Memorandum and Articles and the Waiver, please refer to the paragraph headed “Waivers and Exemptions – Requirements relating to the Articles of Association of the Company” of the Prospectus.

3.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A Ordinary Shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares not exceeding 20% of the total number of issued and outstanding Shares as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 499,146,560 Class A Ordinary Shares and 79,400,000 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 5 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 115,709,312 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares pursuant to the Issuance Mandate.

LETTER FROM THE BOARD

In addition, subject to a separate approval of the ordinary resolution 7, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 6 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 5 provided that such additional amount shall represent up to 10% of the number of issued Shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 499,146,560 Class A Ordinary Shares and 79,400,000 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 6 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 57,854,656 Class A Ordinary Shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

5.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Corporate Governance Code set out in Appendix 14 of the Listing Rules and the Undertaking for Interim Compliance, Mr. YANG Yi, Ms. LIU Yao and Mr. YIP Pak Tung Jason will retire at the AGM and, being eligible, will offer themselves for re-election as Directors at the AGM.

LETTER FROM THE BOARD

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s board diversity policy and director nomination policy and the independence of the independent non-executive Directors. Mr. YIP Pak Tung Jason, the retiring independent non-executive Director, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board have conducted assessment on Mr. YIP Pak Tung Jason’s independence and considered that Mr. YIP Pak Tung Jason is independent in accordance with the independence guidelines set out in the Listing Rules and the requirements of Section 303A of the Corporate Governance Rules of the NYSE, and are satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of all the retiring Directors including the aforesaid independent non-executive Director at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of the retiring Directors are set out in Appendix III to this circular. Subject to the requirements under the Listing Rules and the Articles of Association, a Shareholder may nominate a person to stand for election as a Director.

6.	PROPOSED RE-APPOINTMENT OF AUDITOR

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers as the auditor of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix their remuneration for the year ending December 31, 2022.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

7.	THE AGM AND THE CLASS MEETINGS AND PROXY ARRANGEMENT

The Class A Meeting, the Class B Meeting, and the AGM will be held at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China on Tuesday, November 1, 2022. The Class A Meeting will commence at 10:00 a.m. (Beijing time); the Class B Meeting will commence at 10:30 a.m. (Beijing time), or shortly after the Class A Meeting is concluded; and the AGM will commence at 11:00 a.m. (Beijing time), or shortly after the Class B Meeting is concluded.

LETTER FROM THE BOARD

The Notices of the Annual General Meeting, the Class A Meeting, and the Class B Meeting are enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.tuya.com). These notices serve as the notice of general meetings required under Rule 13.71 of the Listing Rules.

Holders of record of the Company’s Shares on the Company’s registers of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the Class Meetings and the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy forms to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms not less than 72 hours before the time appointed for the Class Meetings and the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the Class A Meeting and the AGM.

The resolutions to be proposed at the Class Meetings and the AGM will be voted by way of poll in accordance with the Listing Rules.

8.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed amendment of the Memorandum and Articles, the proposed Issuance Mandate, the proposed Repurchase Mandate, the proposed re-election of the Directors and the proposed re- appointment of the auditor of the Company are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM, the Class A Meeting, and the Class B Meeting, respectively.

9.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By order of the Board
Tuya Inc. WANG Xueji Chairman

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

THE COMPANIES ACT (AS ~~AMENDED~~REVISED)
OF THE CAYMAN ISLANDS

EXEMPTED COMPANY LIMITED BY SHARES
~~EIGHTH~~NINTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION
OF

TUYA INC.

(adopted by a special resolution passed on ~~February 21, 2021,~~[●], and effective

~~immediately prior to the completion of the Company’s initial public offering of ADSs~~
~~representing its Class A Ordinary Shares)~~on [●])

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

THE COMPANIES ACT (AS ~~AMENDED)~~ REVISED)
OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~EIGHTH~~NINTH AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

TUYA INC.

(adopted by a special resolution passed on ~~Feburary 21, 2021,~~[●], and effective

~~immediately prior to the completion of the Company’s initial public offering of ADSs~~
~~representing its Class A Ordinary Shares)~~on [●])

1.	The name of the Company is Tuya Inc.

2.	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (~~as amended~~As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.	The authorized share capital of the Company is US$50,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00005 each, comprising (a) ~~600~~800,000,000 Class A Ordinary Shares of par value of US$0.00005 each, and (b) 200,000,000 Class B Ordinary Shares of par value of US$0.00005 eac~~h, and (c) 200,000,000 shares of par value of US$0.00005 each of such Class or Classes (however designated) as the Board may determine in accordance with these Articles~~. Subject to the Statute and these Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

6.	The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

THE COMPANIES ACT (AS ~~AMENDED)~~ REVISED)
OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~EIGHTH~~NINTH AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF

TUYA INC.

(adopted by a special resolution passed on ~~Feburary 21, 2021,~~[●], and effective

~~immediately prior to the completion of the Company’s initial public offering of ADSs~~
~~representing its Class A Ordinary Shares)~~on [●])

INTERPRETATION

1.	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“ADS”	means an American Depositary Share representing Class A Ordinary Share(s).

“Affiliate”	means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person.

“associate”	has the meaning as defined in the Hong Kong Listing Rules.

“Articles”	means these articles of association of the Company, as amended and altered from time to time.

“Audit Committee”	means the audit committee of the Company formed by the Board pursuant hereto, or any successor audit committee.

“Auditor”	means the Person for the time being performing the duties of auditor of the Company (if any).

“Beneficial Ownership”	shall have the meaning defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended.

“Board” or “Board of Directors”	means the board of directors of the Company.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Business Day”	means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks are required or authorized by law to be closed in the PRC, the Hong Kong Special Administrative Region, the United States or the Cayman Islands.

“Chairman”	means the chairman of the Board.

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company.

“Class A Ordinary Share”	means a class A ordinary share of par value US$0.00005 each in the share capital of the Company having the rights set out in these Articles.

“Class B Ordinary Share”	means a class B ordinary share of par value US$0.00005 each in the share capital of the Company having the rights set out in these Articles.

“Close Associate”	has the meaning as defined in the Hong Kong Listing Rules.

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act.

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele- conferencing and/or any other video- communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other.

“Companies Ordinance”	means Companies Ordinance (Cap. 622 of the Laws of Hong Kong), as amended from time to time.

“Company”	means Tuya Inc., a Cayman Islands exempted company.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed with the Commission by the Company or which has otherwise been notified to Members.

“Compliance Adviser”	shall have the meaning given to it in the Hong Kong Listing Rules.

“Control”	for the purpose of the defined terms of “Affiliate”, “Family Member” and “Subsidiary” only, means, in relation to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 138C.

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the Hong Kong Listing Rules.

“Designated Stock Exchange”	means (i) the stock exchange in the United States on which any Shares or ADSs are listed for trading, or (ii) the Hong Kong Stock Exchange on which any Shares are listed for trading.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on ~~the~~any Designated Stock Exchange, and for the avoidance of doubt, include the Hong Kong Listing Rules.

“Director”	means a director serving on the Board for the time being of the Company and shall include an alternate Director appointed in accordance with these Articles.

“Director Holding Vehicle”	means (a) a partnership of which a Founder is a partner and the terms of which must expressly specify that the voting rights attached to any and all of the Shares held by such partnership are solely dictated by the Founder, (b) a trust of which a Founder is a beneficiary and that meets the following conditions: (i) the Founder must in substance retain an element of control of the trust and any immediate holding companies of any and all of the Shares held by such trust; and (ii) the purpose of the trust must be for estate planning and/or tax planning purposes; or (c) private company or other vehicle wholly-owned and wholly-controlled by a Founder or by a trust referred to in (b) above.

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board.

“electronic”	shall have the meaning given to it in the Electronic Transactions Act.

“Electronic Record”	has the same meaning as given in the Electronic Transactions ~~Law (as amended).~~Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (~~2003 Revision~~As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Family Member”	means, with respect to any natural Person, (a) such Person’s spouse, parents, siblings and other individuals living in the same household and (b) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing.

“Founders”	Mr. Wang and Mr. Chen, each of whom, a “Founder”.

“Government Authority”	means any national, provincial, municipal or local government, administrative or regulatory body or department, court, tribunal, arbitrator or anybody that exercises the function of a regulator.

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited.

“HKSCC”	means the Hong Kong Securities Clearing Company Limited including, where the context so requires, its agents, nominees, representatives, officers and employees.

“Law”	means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or order of any Government Authority, including any rules promulgated by a stock exchange or regulatory body.

“Independent Director”	means a Director who is an independent director as defined in the Designated Stock Exchange Rules, as determined by the Board.

“Independent Non-executive Director”	means a Director recognized as such by the relevant code, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange.

“IPO”	means the initial public offering of the Company’s American Depositary Shares representing its Class A Ordinary Shares.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

~~“Management Directors”~~	~~means the four Directors (consisting of Mr. Wang, Mr. Chen, Yi Yang and Yao Liu) in office at the time of effectiveness of these Articles, and the replacements of such Directors designated by Mr. Wang pursuant to Article 100 hereof.~~

“Major Stock Exchanges”	means the New York Stock Exchange, NASDAQ, ~~The~~ the Hong Kong Stock Exchange ~~of Hong Kong Limited~~, the Shanghai Stock Exchange, the Shenzhen Stock Exchange, the London Stock Exchange, and the Singapore Exchange (SGX).

“Member”	means a Person for the time being duly registered in the Register of Members as a holder of Shares.

“Memorandum”	means the memorandum of association of the Company, as amended and altered from time to time.

“Mr. Chen”	means Liaohan Chen.

“Mr. Wang”	means Xueji Wang.

“Nominating and Corporate Governance Committee”	shall have the meaning ascribed to it under Article 138A.

“Nomination Committee”	means the nomination committee of the Board established in accordance with Article 138A.

“Non-independent Director”	means a Director who is not an Independent Director.

“Ordinary Resolution”	a Members resolution passed either (i) as a written resolution signed by all Members entitled to vote, or (ii) at a general meeting of Members by the affirmative vote of not less than a simple majority of all votes, calculated on a fully converted basis, cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at such general meeting (of which notice has been duly given).

“Ordinary Shares”	means the Class A Ordinary Shares and the Class B Ordinary Shares, collectively.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Person”	means any individual, sole proprietorship, partnership, limited partnership, limited liability company, firm, joint venture, estate, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or governmental or regulatory authority or other enterprise or entity of any kind or nature.

“PRC”	means the People’s Republic of China, but solely for purposes hereof excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the island of Taiwan.

“Present”	shall mean, in respect of any Person, such Person’s presence at a general meeting of members, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any member, a proxy which has been validly appointed by such member in accordance with these Articles), being:

(a)	physically present at the meeting; or

(b)	in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities.

“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Secretary”	means any natural person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“Share” and “Shares”	means a share in the capital of the Company, and includes an Ordinary Share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt, in these Articles the expression “Share” shall include a fraction of a Share.

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Statute.

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication.

“Special Resolution”	means a Members resolution expressed to be a special resolution and passed ~~either (i) as a written resolution signed by all Members entitled to vote, or (ii)~~ at a general meeting of Members by the affirmative vote of not less than ~~two thirds (2/~~three fourths (3/4) of all votes, calculated on a fully converted basis, cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at such general meeting (of which notice specifying the intention to propose the resolution as a special resolution has been duly given~~).~~), and shall include a special resolution passed pursuant to Article 73.

“Statute”	means the Companies Act (~~as amended~~As Revised) of the Cayman Islands as amended and every statutory modification or re-enactment thereof for the time being in effect.

“Subsidiary”	means, with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“US$”	means the lawful money of the United States of America.

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

“Virtual Meeting”	means any general meeting of the Members (or any meeting of the holders of any Class of Shares) at which the Members (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles:

2.1.	words importing the singular number include the plural number and vice versa;

2.2.	words importing the masculine gender include the feminine gender;

2.3.	words importing persons include corporations;

2.4.	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

2.5.	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

~~2.5~~.2.6.	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

~~2.6~~.2.7.	any phrase introduced by the terms “including,” “include,” “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

~~2.7~~.2.8.	the term “voting power” refers to the number of votes attributable to the Shares (on an as-if converted basis) in accordance with the terms of the Memorandum and Articles;

~~2.8~~.2.9.	the term “or” is not exclusive;

~~2.9~~.2.10.	the term “including” will be deemed to be followed by, “but not limited to”;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

~~2.10~~.2.11.	the terms “shall”, “will”, and “agrees” are mandatory, and the term “may” is permissive;

~~2.11~~.2.12.	the term “day” means “calendar day”, and “month” means calendar month;

~~2.12~~.2.13.	the phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning;

~~2.13~~.2.14.	references to any documents shall be construed as references to such document as the same may be amended, supplemented or novated from time to time;

~~2.14~~.2.15.	when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to these Articles, the date that is the reference date in calculating such period shall be excluded;

~~2.15~~.2.16.	“fully-diluted” or any variation thereof means all of the issued and outstanding Shares, treating the maximum number of Shares issuable under any issued and outstanding convertible securities and all Shares reserved for issuance under any of the Company’s share incentive plans or employee stock incentive plans as issued and outstanding;

~~2.16~~.2.17.	references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party;

~~2.17~~.2.18.	all references to dollars or to “US$” are to currency of the United States of America and all references to RMB are to currency of the PRC (and each shall be deemed to include reference to the equivalent amount in other currencies);

~~2.18~~.2.19.	if any payment hereunder would have been, but for this Article, due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date;

~~2.19~~.2.20.	headings are inserted for reference only and shall be ignored in construing these Articles; and

~~2.20~~.2.21.	Sections 8 and 19(3) of the Electronic Transactions ~~Law~~Act shall not apply.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

SHARE CAPITAL

1.	The authorized share capital of the Company is US$50,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00005 each, comprising (a) ~~600~~800,000,000 Class A Ordinary Shares of par value of US$0.00005 each; and (b) 200,000,000 Class B Ordinary Shares of par value of US$0.00005 each; ~~and (c) 200,000,000 shares of par value of US$0.00005 each of such Class or Classes (however designated) as the Board may determine in accordance with these Articles;~~ subject to any alteration of share capital effected pursuant to Articles 54 to 56.

2.	Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

SHARES

3.	Subject to the Statute, these Articles, compliance with the Hong Kong Listing Rules (and, ~~where~~ only to such extent permitted thereby) and any applicabl~~e, the Designated Stock Exchange Rules~~ rules and regulations of authorities of places where the securities of the Company are listed (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may in their absolute discretion and without the approval of the Members, cause the Company to:

(a).	allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, to such Persons, at such times and on such other terms as they think proper;

(b).	grant rights over Shares or other securities to be issued in one or more Classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with ~~the~~ then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c).	issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

4.	~~The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Board or by a Special Resolution. The~~Subject to these Articles, compliance with the Hong Kong Listing Rules (and only to such extent permitted thereby), the Code on Takeovers and Mergers approved by the Securities and Futures Commission of Hong Kong and any applicable rules and regulations of authorities of places where the securities of the Company are listed, and on the conditions that (x) no new class of Shares with voting rights superior to Class A Ordinary Shares will be created and (y) any variation in the relative rights as between the different classes will not result in the creation of new class of shares with voting rights superior to those of Class A Ordinary Shares, the Directors may issue from time to time, out of the authorized share capital of the Company, preferred shares ~~with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares,~~ at such time and on such terms as they may think appropriate in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Board may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a).	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b).	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c).	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other Class or any other series of shares;

(d).	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e).	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other Class or any other series of shares;

(f).	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g).	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(h).	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other Class of shares or any other series of preferred shares;

(i).	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other Class of shares or any other series of preferred shares; and

(j).	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

5.	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate Class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any Class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any shares of any Class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and these Articles.

6.	The Company shall not issue Shares to bearer.

7.	The Company may in connection with the issue of any shares exercise all powers of paying commissions and brokerage conferred or permitted by Law. Such commissions and brokerage may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other.

8.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

FRACTIONAL SHARES

9.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Member such fractions shall be accumulated.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

REGISTER OF MEMBERS

10.	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute. Any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open for inspection by a Member without charge and such other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Hong Kong Listing Rules as the Board may determine for each inspection, provided that the Company may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

11.	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed ~~forty (40~~thirty (30) calendar days. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members, the ~~Register of Members shall be closed for at least ten (10) calendar days immediately preceding the meeting and the~~ record date for such determination shall be the date of closure of the Register of Members.

12.	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or in order to make a determination of Members for any other purpose.

13.	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CERTIFICATES FOR SHARES

14.	Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other Person authorized by the Directors. The Directors may authorise certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

15.	No certificate shall be issued representing Shares of more than one Class.

16.	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one Person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

17.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act. Every share certificate shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by the Hong Kong Stock Exchange from time to time, and specify the number and class of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

18.	Share certificates shall be issued within the relevant time limit as prescribed by Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

19.	(1)	Upon every transfer of Shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the Shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the Shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

	(2)	The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

20.	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

REDEMPTION, REPURCHASE AND SURRENDER

21.	Subject to the provisions of the Statute and these Articles, the Company may:

(a).	issue Shares that are to be redeemed or are liable to be redeemed at the option of a Member or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(b).	purchase Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board, or are otherwise authorized by these Article~~s; and;~~, provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong from time to time in force; and

(c).	make a payment in respect of the redemption or purchase of Shares in any manner permitted by the Statute, including out of capital.

22.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

23.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

24.	The Directors may accept the surrender for no consideration of any fully paid Share.

~~TREASURY SHARES~~

25.	~~The Board may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a treasury share. The Board may determine to cancel a treasury share or transfer a treasury share on such terms as it thinks proper (including, without limitation, for nil consideration).~~ [Intentionally left blank]

NON RECOGNITION OF TRUSTS

26.	The Company shall not be bound by or compelled to recognize in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

27.	The Company shall have a first and paramount lien and charge on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other Person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a Share shall extend to all dividends or other monies payable in respect thereof.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

28.	The Company may sell, in such manner as the Board thinks fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) calendar days after a notice in writing stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder or holders for the time being of the Share, or the Person, of which the Company has notice, entitled thereto by reason of his death or bankruptcy.

29.	To give effect to any such sale, the Board may authorize some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound by the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

30.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

31.	The Directors may from time to time make calls upon the Members in respect of any monies unpaid on their Shares (whether on account of the nominal value of the Shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one (1) month from the date fixed for the payment of the last preceding call, and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the specified time or times the amount called on the Shares. A call may be revoked or postponed as the Board may determine. A call may be made payable by installments.

32.	A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

33.	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

34.	If a sum called in respect of a Share is not paid before or on a day appointed for payment thereof, the Persons from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest either wholly or in part.

35.	Any sum which by the terms of issue of a Share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the Share or by way of premium or otherwise, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and in the case of non-payment, all the relevant provisions of these Articles as to payment of interest forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

36.	Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls or interest to be paid and the time of payment.

37.	The Board may, if it thinks fit, receive from any Member willing to advance the same, all or any part of the monies uncalled and unpaid upon any Shares held by him, and upon all or any of the monies so advanced may (until the same would but for such advances, become payable) pay interest at a rate as may be agreed upon between the Board and the Member paying such sum in advance. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

38.	If a Member fails to pay any call or installment of a call or to make any payment required by the terms of issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call, installment or payment remains unpaid, give notice requiring payment of any part of the call, installment or payment that is unpaid, together with any interest which may have accrued and all expenses that have been incurred by the Company by reason of such non-payment. Such notice shall name a day (not earlier than the expiration of fourteen (14) calendar days from the date of giving of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed the Shares in respect of which such notice was given will be liable to be forfeited.

39.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited Share and not actually paid before the forfeiture.

40.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Board sees fit.

41.	A Person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by him to the Company in respect of the Shares together with interest thereon, but his liability shall cease if and when the Company shall have received payment in full of all monies whenever payable in respect of the Shares.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

42.	A certificate in writing under the hand of one (1) Director or the Secretary of the Company that a Share in the Company has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the fact stated therein as against all Persons claiming to be entitled to the Share. The Company may receive the consideration given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share and shall not be bound by the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

43.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the nominal value of the Share or by way of premium as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

44.	The Company shall be entitled to charge a fee not exceeding US$l.00 on the registration of every probate, letter of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSFER OF SHARES

45.	Subject to these Articles, any Member may transfer all or any of his Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature on behalf of it (or any successor thereto) or by such other manner of execution as the Board may approve from time to time.

46.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve which is consistent with the standard form of transfer as prescribed by the Designated Stock Exchange and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Member until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

47.	The Directors shall register any transfer of Shares except where holders proposing or effecting the transfers of the Shares are subject to binding written agreements with the Company or applicable Laws which restrict the transfer of the Shares held by such holders and such holders have not complied with the terms of such agreements or the restrictions have not been waived in accordance with their terms, or such applicable Law, as the case may be. If the Directors refuse to register a transfer they shall notify the transferee within five (5) Business Days of such refusal, providing a detailed explanation of the reason therefor. Notwithstanding the foregoing, if a transfer complies with the holder’s transfer obligations and restrictions set forth in agreements with the Company, the Directors shall register such transfer.

48.	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any Share unless:

(a).	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b).	the instrument of transfer is in respect of only one Class of Shares;

(c).	the instrument of transfer is properly stamped, if required;

(d).	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(e).	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

49.	The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than thirty (30) calendar days in any calendar year.

50.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

TRANSMISSION OF SHARES

51.	If a Member dies, the survivor or survivors where such Member was a joint holder, and his or her legal personal representatives where such Member was a sole holder, shall be the only Persons recognised by the Company as having any title to such Member’s interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share that had been jointly held by such Member.

52.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some Person nominated by him or her as the transferee.

53.	If the Person so becoming entitled shall elect to be registered as the holder, such Person shall deliver or send to the Company a notice in writing signed by such Person stating that he or she so elects.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL

54.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by an Ordinary Resolution:

(a).	increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b).	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c).	divide its Shares into several Classes ~~and, without prejudice to any special rights previously conferred on the holders of existing Shares, attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine~~; provided always that, for the avoidance of doubt, where a Class of Shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class ~~and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes shares with different voting rights, the designation of each Class of Shares, other than those with the most favorable voting rights, must include the words “restricted voting” or “limited voting”~~;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(d).	subdivide its Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value (subject, nevertheless, to Law)~~, and may by such resolution determine that, as between the holders of the Shares resulting from such sub-division, one or more of the Shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;)~~;

(e).	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided; and

(f).	perform any action not required to be performed by Special Resolution.

55.	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, Liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorize some Person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

56.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Special Resolution:

(a).	change its name;

(b).	alter, amend or add to these Articles, however framed;

(c).	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein, however framed; and

(d).	reduce its share capital and any capital redemption reserve fund in any manner authorized by Law.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

SHARE RIGHTS

57.	The rights and restrictions attaching to the Ordinary Shares are as follows:

(a).	Income.

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b).	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

(c).	Attendance at General Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings (include extraordinary general meetings) of the Company. ~~Holders~~ except where they are required by the Hong Kong Listing Rules to abstain from voting to approve the matter under consideration. Subject to Article 80A, holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one Class on all matters submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general and special meetings of the Company and each Class B Ordinary Share shall be entitled to ~~fifteen (15~~ten (10) votes on all matters subject to vote at general meetings (include extraordinary general meetings) of the Company.

(d).	Conversion

(i)	~~Each~~Subject to the Hong Kong Listing Rules or Law, each Class B Ordinary Share ~~is convertible~~shall be automatically converted into one ~~(1) fully paid~~ Class A Ordinary Share ~~at~~ upon the occurrence of any ~~time~~of the following events:

(a)	the death of the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the death of the Founder holding and controlling such Director Holding Vehicle);

(b)	the holder of such Class B Ordinary Share ceasing to be a Director or a Director Holding Vehicle for any reason;

(c)	the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the Founder holding and controlling such Director Holding Vehicle) being deemed by the ~~holder thereof. The right to convert shall be exercisable~~Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a Director;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(d)	the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the Founder holding and controlling such Director Holding Vehicle) being deemed by the ~~holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In~~ Hong Kong Stock Exchange to no ~~event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.~~ longer meet the requirements of a director set out in the Listing Rules; or

(e)	any direct or indirect sale, transfer, assignment, or disposition of the beneficial ownership of, or economic interest in, such Class B Ordinary Share or the control over the voting rights attached to such Class B Ordinary Share through voting proxy or otherwise from a Founder or a Director Holding Vehicle to any person, including by reason that a Director Holding Vehicle no longer complies with Rule 8A.18(2) of the Hong Kong Listing Rules (in which case the Company and such Founder or such Director Holding Vehicle must notify the Hong Kong Stock Exchange as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class B Ordinary Share by a Founder to a Director Holding Vehicle wholly-owned and wholly controlled by him, or by a Director Holding Vehicle to the Founder holding and controlling it or another Director Holding Vehicle wholly owned and wholly controlled by such Founder;

(ii)	~~Subject to these Articles, upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any Person which is not an Affiliate of such holder, or upon a change of beneficial ownership of any Class B Ordinary Shares as a result of which any Person who is not an Affiliate of the holders of such Ordinary Shares becomes a beneficial owner of such Ordinary Shares, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. The Class B Ordinary Shares, if any, beneficially owned by Mr. Wang and his Affiliates, shall be automatically and immediately converted into an equal number of Class A Ordinary Shares upon Mr. Wang ceasing to be a Director. In the event that a dual-class structure with unequal voting rights as set out in this Article is restricted or prohibited under the rules and listing standards of all the Major Stock Exchanges as a result of which the Shares or the ADSs are not allowed to be listed for trading on any of the Major Stock Exchanges should the Company retain such dual-class structure with unequal voting rights, any and all of the Class B Ordinary Shares then outstanding shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. For~~ for the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Register of Members; (ii) the creation of any pledge, charge, encumbrance or other third-party right of whatever description on any Class B Ordinary Shares to secure any contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party ~~who~~that is not ~~an Affiliate of~~ the relevant ~~Member~~Founder or the Director Holding Vehicle wholly-owned and wholly controlled by such Founder becoming a beneficial owner of the relevant Class B Ordinary Shares in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares, ~~(iii) any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder thereof to any Person which is a beneficial owner of Class B Ordinary Shares shall not trigger the automatic conversion of such Class B Ordinary Shares into Class A Ordinary Shares as contemplated under this Article; and (iv) in the event that Mr.~~  and (iii) in the event that Mr. Chen ceases to be a Director or an executive officer or employee of the Company, any and all of the Class B Ordinary Shares beneficially owned or controlled by Mr. Chen and any Affiliate of Mr. Chen shall be automatically and immediately converted into an equal number of Class A Ordinary Shares~~; provided that in the event that Mr. Chen ceases to be a Director or an executive officer or employee of the Company and has, prior to or concurrently with his ceasing to be in such position, delegated the voting power on any of the Class B Ordinary Shares that he beneficially owns to Mr. Wang and/or an Affiliate of Mr. Wang through voting proxy, voting agreement or similar arrangement, the automatic conversion into Class A Ordinary Shares of such Class B Ordinary Shares the voting power of which is so delegated as contemplated under this Article shall not be triggered~~.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

~~(iii)~~(ii)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Article shall be effected by means of the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share together with such rights and restrictions and which shall rank pari passu in all respects with the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

~~(iv)~~(iii)	Upon conversion, the Company shall allot and issue the relevant Class A Ordinary Shares to the converting Member, enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register of Members and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

~~(v)~~(iv)	Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

~~(vi)~~(v)	Save and except for voting ~~rights and conversion~~ rights as set out in this Article, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

57A.	The Company shall not take any action (including the issue or repurchase of Shares of any class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class A Ordinary Shares (for the avoidance of doubt, excluding those who are also holders of Class B Ordinary Shares) present at a general meeting to be less than 10% of the votes entitled to be cast by all members at a general meeting; or (b) an increase in the proportion of Class B Ordinary Shares to the total number of Shares in issue.

57B.	No further Class B Ordinary Shares shall be issued by the Company, except with the prior approval of the Hong Kong Stock Exchange and pursuant to (i) an offer to subscribe for Shares made to all the Members pro rata (apart from fractional entitlements) to their existing holdings; (ii) a pro rata issue of Shares to all the Members by way of scrip dividends; or (iii) a Share subdivision or other similar capital reorganization; provided that, each Member shall be entitled to subscribe for (in a pro rata offer) or be issued (in an issue of Shares by way of scrip dividends) Shares in the same class as the Shares then held by him; and further provided that the proposed allotment or issuance will not result in an increase in the proportion of Class B Ordinary Shares in issue, so that:

(a)	if, under a pro rata offer, any holder of Class B Ordinary Shares does not take up any part of the Class B Ordinary Shares or the rights thereto offered to him, such untaken Shares (or rights) shall only be transferred to another person on the basis that such transferred rights will only entitle the transferee to an equivalent number of Class A Ordinary Shares; and

(b)	to the extent that rights to Class A Ordinary Shares in a pro rata offer are not taken up in their entirety, the number of Class B Ordinary Shares that shall be allotted, issued or granted in such pro rata offer shall be reduced proportionately.

57C.	In the event the Company reduces the number of Class A Ordinary Shares in issue (for example through a purchase of its own shares), the holders of Class B Ordinary Shares shall reduce their weighted voting rights in the Company proportionately, if the reduction in the number of Class A Ordinary Shares in issue would otherwise result in an increase in the proportion of Class B Ordinary Shares to the total number of Shares in issue.

57D.	The Company shall not vary the rights of the Class B Ordinary Shares so as to increase the weighted voting rights attached to each Class B Ordinary Share.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

57E.	All of the Class B Ordinary Shares in the authorized share capital shall be automatically re-designated into Class A Ordinary Shares in the event all of the Class B Ordinary Shares in issue are converted into Class A Ordinary Shares in accordance with these Articles, or that none of the beneficiaries of Class B Ordinary Shares at the time of the Company’s initial listing on the Hong Kong Stock Exchange have any beneficial ownership of Class B Ordinary Shares, and no further Class B Ordinary Shares shall be issued by the Company.

VARIATION OF RIGHTS OF SHARES

58.	Subject to the provision of these Articles, if at any time the share capital of the Company is divided into different Classes, the rights attached to any Class (unless otherwise provided by the terms of issue of the Shares of that Class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than a ~~majority~~three-fourths in the nominal value of the issued Shares of that Class, or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class by Members holding Shares representing three-fourths in nominal value of the issued Shares of that Class Present and voting at such meeting.

59.	For the purpose of the preceding Article, all of the provisions of these Articles relating to general meetings shall apply, to the extent applicable, mutatis mutandis, to every meeting of holders of separate Class of shares, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least ~~a majority~~one third of the issued Shares of such Class and that any Member holding Shares of such Clas~~s, present in person or by proxy,~~ Present may demand a poll.

60.	Subject to the provisions of these Articles, the rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by the creation or issue of further shares ranking pari passu therewit~~h, and the rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.~~ or subsequent thereto.

REGISTERED OFFICE

61.	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

GENERAL MEETINGS

62.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

63.	The Company ~~may, but~~ shall ~~not (unless required by the Statute or Designated Stock Exchange Rules) be obliged to~~ hold a general meeting ~~in each calendar year~~ as its annual general meeting ~~and shall specify~~ in each financial year within a period of not more than six months after the end of its financial year (or such longer period as the ~~meeting as such in the notices calling it.~~Hong Kong Stock Exchange may authorize). The annual general meeting of the Company shall be specified as such in the notices calling it, and shall be held at such time and place as the Directors shall appoint. At these meetings, the report of the Directors (if any) shall be presented.

64.	The Chairman or a majority of the Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company and add resolutions to a meeting agenda.

65.	A Members’ requisition is a requisition of Members of the Company holding, on the date of deposit of the requisition in the aggregate, not less than one ~~third~~-tenth (1/10) of ~~all votes attaching to~~ the ~~issued and outstanding Shares entitled~~paid up capital of the Company, on a one vote per share basis, that as at the date of the deposit carry the right to vote at general meetings of the Company ~~as at the date of the requisition~~.

66.	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

67.	If the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing ~~more than fifty percent (50%) of the total voting rights of all of them~~not less than one-tenth (1/10) of the paid up capital of the Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

68.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

NOTICE OF GENERAL MEETINGS

69.	~~At least seven (7) Business Days’ notice shall be given of any general meeting unless such notice is waived either before, at or after such meeting by the Members (or their proxies) holding a majority of all votes attaching to the issued and outstanding Shares entitled to attend and vote thereat.~~An annual general meeting of the Company shall be called by not less than twenty-one (21) days’ notice in writing, and a general meeting of the Company, other than an annual general meeting, shall be called by not less than fourteen (14) days’ notice in writing. A meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed (a) in the case of a meeting called as the annual general meeting, by all the Members entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by a majority of the Members having a right to attend and vote at the meeting and Present at the meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed by all the Members (or their proxies) entitled to attend and vote thereat. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be utilised, including the procedures to be followed by any member or other participant of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting.

70.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any Person entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

71.	No business shall be transacted at any general meeting unless a quorum is ~~present~~Present at the time when the meeting proceeds to business and unless such business has been specified in the notice of the general meeting in accordance with these Articles. Save as otherwise provided by these Articles, the holder(s) of Shares which carry ~~a majority~~10% of all votes attaching to all Shares in issue and entitled to vote at such general meeting, ~~present in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative,~~ (on a one vote per share basis) Present shall constitute a quorum; unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member ~~present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative or proxy~~Present.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

72.	~~A Person~~The Directors may ~~participate at~~ make Communication Facilities available for a specific general meeting ~~by telephone~~ or ~~other similar communications equipment~~all general meetings of the Company so that members and other participants may attend and participate at such general meetings by means of ~~which all the Persons participating in such~~ such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting ~~can communicate with each other.Participation by a Person in~~ may be held as a Virtual Meeting.

72A.	A Member shall have the right to (a) speak at a general meeting  ~~in this manner is treated as presence in person at that~~; and (b) vote at a general meeting except where the Member is required, by the Hong Kong Listing Rules, to abstain from voting to approve the matter under consideration.

73.	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

74.	If a quorum shall not be ~~present or represented~~Present at any general meeting, the Members holding a majority of the aggregate voting power of all of the Shares of the Company ~~present in person or by proxy~~Present at the meeting may adjourn the meeting from time to tim~~e, until~~ to a ~~quorum shall be present or represented~~specific date, time and place; provided that, if notice of such meeting has been duly delivered to all Members seven (7) Business Days prior to the scheduled meeting in accordance with the notice procedures hereunder, and the quorum is not ~~present~~Present within one hour from the time appointed for the meeting solely because of the absence of any Member, the meeting shall be adjourned to the seventh (7th) following Business Day at the same time and place (or to such other time or such other place as the Directors may determine) with an updated notice delivered to all Members 48 hours prior to the adjourned meeting in accordance with the notice procedures under these Articles and, if at the adjourned meeting, the quorum is not ~~present~~Present within half an hour from the time appointed for the meeting solely because of the absence of any Member, then the Members ~~present in person and by proxy~~Present at the adjourned meeting shall form a quorum. At such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally notified.

75.	The Chairman, if any, shall preside as chairman at every general meeting of the Company, or if there is no such Chairman, or if he or she shall not be ~~present~~Present within ten (10) minutes after the time appointed for the holding of the meeting, or is unwilling or unable to act, the Directors ~~present~~Present shall elect one of their number, or shall designate a Member, to be chairman of the meeting.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

75A.	The chairman of any general meeting shall be entitled to attend and participate at such general meeting by means of Communication Facilities, and to act as the chairman, in which event:

(a)	the chairman shall be deemed to be Present at the meeting; and

(b)	if the Communication Facilities are interrupted or fail for any reason to enable the chairman to hear and be heard by all other Persons attending and participating at the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that (i) if no other Director is Present at the meeting, or (ii) if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board.

76.	With the consent of a general meeting at which a quorum is ~~present~~Present, the chairman may (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned, notice of the adjourned meeting shall be given as in the case of an original meeting.

77.	A resolution put to the vote of the meeting shall be decided by poll and not on a show of hands.

78.	Except on a poll on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting.

79.	A poll on a question of adjournment shall be taken forthwith.

VOTES OF MEMBERS

80.	Subject to any rights and restrictions for the time being attached to any Share, every Member ~~present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy)~~Present shall, at a general or special meeting of the Company, have one (1) vote for each Class A Ordinary Share and ~~fifteen (15~~ten (10) votes for each Class B Ordinary Share, in each case of which he is the holder. On a poll a Member entitled to more than one vote is under no obligation to cast all his votes in the same way. For the avoidance of doubt, where more than one proxy is appointed by a recognized clearing house (or its nominee(s)), each such proxy is under no obligation to cast all his votes in the same way on a poll.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

80A.	Notwithstanding any provisions in these Articles to the contrary, each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters:

(a)	any amendment to the Memorandum or these Articles, including the variation of the rights attached to any class of shares, however framed;

(b)	the appointment, election or removal of any Independent Non-executive Director;

(c)	the appointment or removal of the Auditors; or

(d)	the voluntary liquidation or winding-up of the Company.

Notwithstanding the foregoing, where a holder of Class B Ordinary Shares is permitted by the Hong Kong Stock Exchange from time to time to exercise more than one vote per Share when voting on a resolution to amend the Memorandum or these Articles, any holder of Class B Ordinary Share may elect to exercise such number of votes per Share as is permitted by the Hong Kong Stock Exchange, up to the maximum number of votes attached to each Class B Ordinary Share as set out in Article 80.

80B.	A voluntary winding up of the Company shall be approved with the sanction of a Special Resolution in a general meeting of the Company.

81.	In the case of joint holders of record, the vote of the senior holder who tenders a vote, whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

82.	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his or her committee, receiver, or other Person on such Member’s behalf appointed by that court, and any such committee, receiver, or other Person may vote by proxy.

83.	No Person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a Class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid. Where the Company has knowledge that any Member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

84.	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

85.	Votes may be cast either personally or by proxy. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. A proxy need not be a Member of the Company. All resolutions shall be determined by poll and not on a show of hands., save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

86.	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

PROXIES

87.	The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, under the hand of an officer or attorney duly authorized for that purpose. A proxy need not be a Member.

88.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, no later than the time for holding the meeting or adjourned meeting.

89.	The instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to confer authority to demand or join or concur in demanding a poll.

90.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

CORPORATIONS ACTING BY REPRESENTATIVES

91.	Any corporation or other non-natural person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director. Where a corporation is so represented, it shall be treated as being Present at any meeting.

~~SHARES THAT MAY NOT BE VOTED~~

92.	~~Shares in the Company that are beneficially owned by the Company or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.~~ [Intentionally left blank]

DEPOSITARY AND CLEARING HOUSES

93.	If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Members provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization.

93A.	HKSCC must be entitled to appoint proxies or corporate representatives to attend the Company’s general meetings and creditors meetings and those proxies or corporate representatives must enjoy rights equivalent to the rights of other Members, including the right to speak and vote. Where the Law prohibits HKSCC from appointing proxies or corporate representatives enjoying the rights described by this article, the Company must make the necessary arrangements with HKSCC to ensure that Hong Kong investors holding shares through HKSCC enjoy the right to vote, attend (in person or by proxy) and speak at general meetings.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

DIRECTORS

94.	Unless otherwise determined by the Company by an Ordinary Resolution, the authorized number of Directors shall not be less than three (3) Directors, and there shall be no maximum number of Directors.

95.	The Board shall have a Chairman elected and appointed by a simple majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a simple majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board, save and except that if the Chairman is not ~~present~~Present at a meeting of the Board within ~~fifteen (15~~sixty (60) minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board, the attending Directors may choose one of their number to be the chairman of the meeting.

96.	Subject to these Articles, the Company may by Ordinary Resolution appoint any Person to be a Director.

97.	Subject to these Articles, the Board may, by the affirmative vote of a simple majority of the remaining Directors ~~present~~Present and voting at a Board meeting, appoint any Person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

98.	A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A Director appointed to fill a casual vacancy on or as an addition to the existing Board shall hold office only until the first annual general meeting of the Company after his or her appointment, and shall then be eligible for re-election at that meeting.

99.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

100.	A Director (including a managing or other executive Directors) may be removed (with or without cause) from office at any time by Ordinary Resolution of the Company before the expiration of his or her term of office, or the affirmative vote of a simple majority of the other Directors ~~present~~Present and voting at a Board meetin~~g, notwithstanding anything in these Articles or in any agreement between the Company and such Director~~ (but without prejudice to any claim for damages under such agreement~~); provided that in the event that the Chairman is to be removed by the affirmative vote of a simple majority of the other Directors present and voting at a Board meeting, such affirmative vote shall include the vote of at least one Management Director.~~). Save as otherwise provided by these Articles, a vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors ~~present~~Present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than two (2) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal. ~~Notwithstanding anything in these Articles, if a Management Director is removed from office or otherwise ceases to be a Director pursuant to this Article, Mr. Wang shall have the right to appoint another Person as a Director and as replacement of the former Management Director (and such newly appointed Director shall be a Management Director for the purpose of these Articles) by delivering a written notice to the Company and such replacement shall become effective automatically upon the delivery of such notice without any further action or resolution of the Board or the Members, provided that Mr. Wang shall not be entitled to exercise such right if he and his Affiliates do not beneficially own any Shares.~~

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

101.	The remuneration of the Directors or past Directors, including by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled), may be determined by the Board or by a committee designated by the Board or by Ordinary Resolution.

102.	The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

103.	Subject to applicable Law, Designated Stock Exchange Rules and the Articles, the Board may establish any committee (consisting of such member or members of their body as they think fit) as the Board shall deem appropriate from time to time, and such committees shall have such rights, powers and privileges as granted to them by the Board from time to time.

103A.	The role of an Independent Non-executive Director shall include, but is not limited to:

(a)	participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	taking the lead where potential conflicts of interests arise;

(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and

(d)	scrutinizing the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

The Independent Non-executive Directors shall give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. They should also attend general meetings and develop a balanced understanding of the views of the members.

The Independent Non-executive Directors shall make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments.

103B.	At every annual general meeting of the Company the Independent Non-executive Directors for the time being shall retire from office by rotation provided that every Independent Non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Independent Non-executive Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat.

POWERS AND DUTIES OF DIRECTORS

104.	Subject to the provisions of the Statute, the Memorandum and these Articles, the business and affairs of the Company shall be conducted as directed by the Board. The Board shall have all such powers and authorities, and may do all such acts and things, to the maximum extent permitted by applicable Law, the Memorandum and these Articles. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed. No alteration of the Memorandum or these Articles and no such direction shall invalidate any prior act of the Directors that would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is ~~present~~Present may exercise all powers exercisable by the Directors.

105.	~~The~~Subject to these Articles, the Board may, from time to time, and except as required by applicable Law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Articles 94 – 100, Articles 94 – 100 shall prevail.

106.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

107.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be, two or more Persons as joint Secretaries, an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

108.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

109.	(1)	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

(2)	All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

110.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

111.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

112.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

113.	The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the Person to whom the same may be issued. Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Members, appointment of Directors and otherwise.

VACATION OF OFFICE AND REMOVAL OF DIRECTOR

114.	The office of a Director shall be vacated if:

(a).	he gives notice in writing to the Company that he resigns the office of Director;

(b).	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c).	is prohibited by any applicable Law or Designated Stock Exchange Rules from being a Director;

(d).	he is found to be or becomes of unsound mind; or

(e).	is removed from office pursuant to any other provision of these Articles.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

MEETINGS OF THE BOARD

115.	The Board shall meet at such times and in such places as the Board shall designate from time to time. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

116.	Notice of a Board meeting shall be given two (2) calendar days prior to the meeting counting from the date service is deemed to take place as provided in these Articles and excluding the proposed date of the Board meeting; provided that such requirement may be waived in writing by a majority of the Directors then in office.

117.	Subject to these Articles, questions arising at any meeting shall be decided by a simple majority of votes of the Directors then in office at which there is a quorum, with each having one (1) vote and in case of an equality of votes the Chairman shall have a second or casting vote.

118.	A Director may participate in any meeting of the Board or of any committee of the Board by means of video conference, teleconference or other similar communications equipment by means of which all Persons participating in the meeting can hear each other and such participation shall constitute such Director’s presence in person at the meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

119.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the presence of a simple majority of Directors then in office shall constitute a quorum. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be ~~present~~Present for the purposes of determining whether or not a quorum is ~~present~~Present.

120.	If a quorum is not ~~present~~Present at any duly called meeting, such meeting may be adjourned to a time no earlier than forty-eight (48) hours after written notice of such adjournment has been given to the Directors. The Directors ~~present~~Present at such adjourned meeting shall constitute a quorum, provided that the Directors ~~present~~Present at such adjourned meeting may only discuss and/or approve the matters as described in the meeting notice delivered to the Directors in accordance with these Articles.

121.	A resolution in writing (in one or more counterparts), signed by all of the Directors then in office or all of the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee, as the case may be, duly convened and held. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

122.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not ~~present~~Present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members ~~present~~Present may choose one of their number to be chairman of the meeting.

123.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a simple majority of votes of the committee members ~~present~~Present and in case of an equality of votes the chairman shall have a second or casting vote.

124.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

125.	The Company shall pay all fees, charges and expenses (including travel and related expenses) incurred by each Director in connection with: (i) attending the meetings of the Board and all committees thereof (if any) and (ii) conducting any other Company business requested by the Company.

PRESUMPTION OF ASSENT

126.	A Director who is ~~present~~Present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the Person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such Person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIRECTORS’ INTERESTS

127.	A Director may:

(a).	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(b).	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c).	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favor of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favor of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable Law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

128.	Subject to applicable Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 129 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7 of Form 20-F promulgated by the Commission, shall require the approval of the Audit Committee.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

129.	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect tha~~t: (a). he is a member or officer~~, by reason of ~~a~~facts specified ~~company or firm and is to be regarded as interested~~ in ~~any contract or arrangement which may after~~ the ~~date of the Notice be made with that company or firm; or (b).~~ notice, he is to be regarded as interested in any contract or arrangement of a specified description which may after the date of the Notice be made ~~with a specified Person who is connected with him;~~by the Company, shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

130.	Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable Law or the Designated Stock Exchange Rules, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

131.	The Directors shall cause minutes to be made for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any Class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors ~~present~~Present at each meeting.

132.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

ALTERNATE DIRECTORS

133.	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other Person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

134.	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally ~~present~~Present, and generally to perform all the functions of his appointor as a Director in his absence.

135.	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

136.	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

137.	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

AUDIT COMMITTEE

138.	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the Shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the charter of the Audit Committee as adopted by the Board, the Designated Stock Exchange Rules and the rules and regulations of the Commission.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

NOMINATION COMMITTEE

138A.	The Board shall establish a Nomination Committee (which may be combined with the Corporate Governance Committee to form a single nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”)), which shall perform the following duties:

(a)	review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)	assess the independence of Independent Non-executive Directors; and

(d)	make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive officer of the Company.

138B.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairman of the Nomination Committee shall be an Independent Non-executive Director. The Nomination Committee shall make available its terms of reference explaining its role and the authority delegated to it by the Board by publishing them on the Hong Kong Stock Exchange’s website and the Company’s website. The Company shall provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee shall seek independent professional advice, at the Company’s expense, to perform its responsibilities. Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out: (a) the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent; (b) if the proposed Independent Non-executive Director will be holding their seventh (or more) listed company directorship, why the Board believes the individual would still be able to devote sufficient time to the Board; (c) the perspectives, skills and experience that the individual can bring to the Board; and (d) how the individual contributes to diversity of the Board.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

CORPORATE GOVERNANCE COMMITTEE

138C.	The Board shall establish a Corporate Governance Committee (which may be combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee), which shall perform the following duties: (1) to review and monitor whether the Company is operated and managed for the benefit of all the Members; (2) to confirm, on an annual basis, that the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) have been members of the Board throughout the year and that no matters under rule 8A.17 of the Hong Kong Listing Rules have occurred during the relevant financial year; (3) to confirm, on an annual basis, whether or not the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) have complied with rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Hong Kong Listing Rules throughout the year; (4) to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or Members (considered as a group) on one hand and any beneficiary of voting rights attached to Class B Ordinary Shares on the other; (5) to review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on one hand and any holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) on the other and make a recommendation to the Board on any such transaction; (6) to make a recommendation to the Board as to the appointment or removal of the Compliance Adviser; (7) to seek to ensure effective and on-going communication between the Company and the Members, particularly with regards to the requirements of rule 8A.35 of the Hong Kong Listing Rules; (8) to report on the work of the Corporate Governance Committee on at least a half yearly and annual basis covering all areas of its terms of reference; (9) to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in sub-paragraphs (4) to (6) above in the report referred to in sub-paragraph (8) above; (10) to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board; (11) to review and monitor the training and continuous professional development of Directors and senior management; (12) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (13) to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and (14) to review the Company’s compliance with the Corporate Governance Code (as set out in Appendix 14 to the Hong Kong Listing Rules) and disclosure in the Corporate Governance Report. The Corporate Governance Committee (whether or not combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee) must be comprised entirely of Independent Non-executive Directors, one of whom must act as the chairman.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

138D.	The Corporate Governance Report produced by the Company pursuant to the Hong Kong Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its duties set out in Article 138C, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

138E.	The Company shall appoint a Compliance Adviser on a permanent basis. The Board shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the Hong Kong Listing Rules), is contemplated by the Company including share issues and share repurchases;

(c)	where the Company proposes to use the proceeds of its initial public offering in a manner different from that detailed in the listing document in respect of such initial public offering, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where the Hong Kong Stock Exchange makes an inquiry of the Company under the Hong Kong Listing Rules.

138F.	The Company shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, on any matters related to:

(a)	the weighted voting rights structure of the Company;

(b)	transactions in which the holders of Class B Ordinary Shares have an interest; and

(c)	where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or the Members (considered as a group) on one hand, and holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) on the other.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

COMMUNICATION WITH SHAREHOLDERS AND DISCLOSURE

138G.	The Company shall comply with the provisions of Section F “Shareholders Engagement” in Part 2 of Appendix 14 of the Hong Kong Listing Rules regarding communication with the Members.

138H.	The Company shall include the words “A company controlled through weighted voting rights” or such language as may be specified by the Hong Kong Stock Exchange from time to time on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the Hong Kong Listing Rules, and describe its weighted voting rights structure, the rationale of such structure and the associated risks for the members prominently in its listing documents and periodic financial reports. This statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

138I.	The Company shall, in its listing documents and its interim and annual reports:

(a)	identify the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle);

(b)	disclose the impact of a potential conversion of Class B Ordinary Shares into Class A Ordinary Shares on its share capital; and

(c)	disclose all circumstances in which the weighted voting rights attached to the Class B Ordinary Shares shall cease.

NO MINIMUM SHAREHOLDING

139.	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed, a Director is not required to hold Shares.

SEAL

140.	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one Person who shall be either a Director or some officer or other Person appointed by the Directors for the purpose.

141.	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

142.	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

143.	Subject to the Statute and these Articles any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

144.	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

145.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

146.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

147.	Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such Person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the Person to whom it is sent. Any one of three or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

148.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

149.	No dividend or distribution shall bear interest against the Company, except as expressly provided in these Articles.

150.	Any dividend which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date of declaration of such dividend may, in the discretion of the Directors, be invested or otherwise made use of by the Board for the benefit of the Company until claimed, or be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend shall remain as a debt due to the Member. Any dividend which remains unclaimed after a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALIZATION

151.	Subject to applicable Law, the Directors may:

(a).	resolve to capitalize any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

(b).	appropriate the sum resolved to be capitalized to the Members in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c).	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(d).	authorize a Person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Members; and

(e).	generally do all acts and things required to give effect to the resolution.

152.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalize any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a).	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members;

(b).	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or Members; or

(c).	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

BOOKS OF ACCOUNT

153.	The Directors shall cause proper books of account to be kept at such place as they may from time to time designate with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions. The Directors shall from time to time determine whether and to what extent and at what times and places, and under what conditions or regulations, the accounts and books of the Company or any of them shall be open to inspection of Members not being Directors and no such Member shall have any right of inspecting any account or book or document of the Company except as conferred by the Statute or the Law (including the Hong Kong Listing Rules) or authorized by the Directors or the Company in general meeting or in a written agreement binding on the Company.

154.	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Law.

AUDIT

155.	Subject to applicable Law and Designated Stock Exchange Rules, the ~~Directors may appoint an~~ appointment and removal of the Auditor ~~of the Company who~~ shall ~~hold office until removed from office~~be approved by a ~~resolution~~majority of the ~~Directors~~Members or other body that is independent of the Board. The removal of an Auditor before the expiration of his period of office shall require the approval of an Ordinary Resolution.

156.	The remuneration of the Auditor shall be ~~determined~~approved by ~~the Audit Committee or, in the absence of such an Audit Committee, by the Board.~~majority of the Members or other body that is independent of the Board.

157.	~~If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.~~[Intentionally left blank]

158.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

159.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment and at any time during their term of office upon request of the Directors or any general meeting of the Members.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

160.	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

SHARE PREMIUM ACCOUNT

161.	The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

162.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

NOTICES

163.	Notices or document (including any “corporate communication” within the meaning ascribed thereto under the Hong Kong Listing Rules) shall be in writing and may be given by the Company to any Member either personally or by sending it by post, overnight or international courier, facsimile or electronic mail to him or to his address as shown in the Register of Members (or where the notice is given by facsimile or electronic mail, by sending it to the facsimile number or electronic address provided by such Member), or by placing it on the Company’s Website, subject to applicable Law and Designated Stock Exchange Rules.

164.	A notice may be given by the Company to the joint holders of record of a Share by giving the notice to the joint holder first named on the Register of Members in respect of the Share.

165.	A notice may be given by the Company to the Person or Persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member by sending it through overnight or international courier as aforesaid in a pre-paid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

166.	Notice of every general meeting shall be given in any manner hereinbefore authorized to: (a) every Person shown as a Member in the Register of Members as of the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members; and (b) every Person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting. No other Person shall be entitled to receive notices of general meetings.

167.	Any notice or other document, if served by:

(a).	post, shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other Person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b).	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c).	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d).	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e).	placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

168.	Any Members ~~present, either personally or by proxy,~~Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

169.	A notice may be given by the Company to the Person or Persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

170.	Whenever any notice is required by law or these Articles to be given to any Director, member of a committee or Member, a waiver thereof in writing, signed by the Person or Persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

INFORMATION

171.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

172.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

WINDING UP

173.	If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Statute, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different Classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

174.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

INDEMNITY

175.	Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, the Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses that they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own fraud or dishonesty, and no such Director or officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director or officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other Persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his or her office or trust unless the same shall happen through the fraud or dishonesty of such Director or officer or trustee.

FISCAL YEAR

176.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on the 31st of December in each year and, following the year of incorporation, shall begin on the 1st of January in each year.

DISCLOSURE

177.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to the Designated Stock Exchange any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

TRANSFER BY WAY OF CONTINUATION

178.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES
IF THE CLASS-BASED RESOLUTION AND
THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

MERGERS AND CONSOLIDATIONS

179.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

SUBMISSION TO JURISDICTION

180.	For the avoidance of doubt and without limiting the jurisdiction of the Cayman Courts to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands and Hong Kong shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the ~~Companies Act~~Statute or these Articles including but not limited to any purchase or acquisition of Shares, security or guarantee provided in consideration thereof, ~~or~~ (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognised under the laws of the United States of America from time to time~~).~~), or (v) hearing, settling and/or determining any dispute, controversy or claim whether arising out of or in connection with these Articles or otherwise. The federal courts of the United States of America shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim in relation to any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, unless otherwise agreed by the Company in writing. Without prejudice to the foregoing, if any part of this Article is held to be illegal, invalid or unenforceable under applicable law, the illegal, invalid or unenforceable portion of this Article shall not affect or impair the legality, validity or enforceability of the rest of the Articles and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company. Any person or entity purchasing or otherwise acquiring any share in or of the Company or other security of the Company whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to the provisions of this Article.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

THE COMPANIES ACT (AS ~~AMENDED~~REVISED)
OF THE CAYMAN ISLANDS

EXEMPTED COMPANY LIMITED BY SHARES
~~EIGHTH~~NINTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION
OF

TUYA INC.

(adopted by a special resolution passed on ~~February 21, 2021,~~[●], and effective

~~immediately prior to the completion of the Company’s initial public offering of ADSs~~
~~representing its Class A Ordinary Shares)~~on [●])

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

THE COMPANIES ACT (AS ~~AMENDED)~~ REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~EIGHTH~~NINTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

TUYA INC.

(adopted by a special resolution passed on ~~February 21, 2021,~~[●], and effective

~~immediately prior to the completion of the Company’s initial public offering of ADSs representing its Class A Ordinary Shares)~~on [●])

1.	The name of the Company is Tuya Inc.

2.	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (~~as amended~~As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.	The authorized share capital of the Company is US$50,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00005 each, comprising (a) ~~600~~800,000,000 Class A Ordinary Shares of par value of US$0.00005 each, and (b) 200,000,000 Class B Ordinary Shares of par value of US$0.00005 eac~~h, and (c) 200,000,000 shares of par value of US$0.00005 each of such Class or Classes (however designated) as the Board may determine in accordance with these Articles~~. Subject to the Statute and these Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

6.	The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

7.	Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

THE COMPANIES ACT (AS ~~AMENDED)~~ REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~EIGHTH~~NINTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

TUYA INC.

(adopted by a special resolution passed on ~~February 21, 2021,~~[●], and effective

~~immediately prior to the completion of the Company’s initial public offering of ADSs representing its Class A Ordinary Shares)~~on [●])

INTERPRETATION

1.	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“ADS”	means an American Depositary Share representing Class A Ordinary Share(s).

“Affiliate”	means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person.

“associate”	has the meaning as defined in the Hong Kong Listing Rules.

“Articles”	means these articles of association of the Company, as amended and altered from time to time.

“Audit Committee”	means the audit committee of the Company formed by the Board pursuant hereto, or any successor audit committee.

“Auditor”	means the Person for the time being performing the duties of auditor of the Company (if any).

“Beneficial Ownership”	shall have the meaning defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Board” or “Board of Directors”	means the board of directors of the Company.

“Business Day”	means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks are required or authorized by law to be closed in the PRC, the Hong Kong Special Administrative Region, the United States or the Cayman Islands.

“Chairman”	means the chairman of the Board.

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company.

“Class A Ordinary Share”	means a class A ordinary share of par value US$0.00005 each in the share capital of the Company having the rights set out in these Articles.

“Class B Ordinary Share”	means a class B ordinary share of par value US$0.00005 each in the share capital of the Company having the rights set out in these Articles.

“Close Associate”	has the meaning as defined in the Hong Kong Listing Rules.

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act.

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele- conferencing and/or any other video- communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other.

“Companies Ordinance”	means Companies Ordinance (Cap. 622 of the Laws of Hong Kong), as amended from time to time.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Company”	means Tuya Inc., a Cayman Islands exempted company.

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed with the Commission by the Company or which has otherwise been notified to Members.

“Compliance Adviser”	shall have the meaning given to it in the Hong Kong Listing Rules.

“Control”	for the purpose of the defined terms of “Affiliate”, “Family Member” and “Subsidiary” only, means, in relation to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 138C.

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the Hong Kong Listing Rules.

“Designated Stock Exchange”	means (i) the stock exchange in the United States on which any Shares or ADSs are listed for trading, or (ii) the Hong Kong Stock Exchange on which any Shares are listed for trading.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on ~~the~~any Designated Stock Exchange, and for the avoidance of doubt, include the Hong Kong Listing Rules.

“Director”	means a director serving on the Board for the time being of the Company and shall include an alternate Director appointed in accordance with these Articles.

“Director Holding Vehicle”	means (a) a partnership of which a Founder is a partner and the terms of which must expressly specify that the voting rights attached to any and all of the Shares held by such partnership are solely dictated by the Founder, (b) a trust of which a Founder is a beneficiary and that meets the following conditions: (i) the Founder must in substance retain an element of control of the trust and any immediate holding companies of any and all of the Shares held by such trust; and (ii) the purpose of the trust must be for estate planning and/or tax planning purposes; or (c) private company or other vehicle wholly-owned and wholly-controlled by a Founder or by a trust referred to in (b) above.

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board.

“electronic”	shall have the meaning given to it in the Electronic Transactions Act.

“Electronic Record”	has the same meaning as given in the Electronic Transactions ~~Law (as amended).~~Act.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Electronic Transactions Act”	means the Electronic Transactions Act (~~2003 Revision~~As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof.

“Family Member”	means, with respect to any natural Person, (a) such Person’s spouse, parents, siblings and other individuals living in the same household and (b) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing.

“Founders”	Mr. Wang and Mr. Chen, each of whom, a “Founder”.

“Government Authority”	means any national, provincial, municipal or local government, administrative or regulatory body or department, court, tribunal, arbitrator or anybody that exercises the function of a regulator.

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited.

“HKSCC”	means the Hong Kong Securities Clearing Company Limited including, where the context so requires, its agents, nominees, representatives, officers and employees.

“Law”	means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or order of any Government Authority, including any rules promulgated by a stock exchange or regulatory body.

“Independent Director”	means a Director who is an independent director as defined in the Designated Stock Exchange Rules, as determined by the Board.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Independent Non-executive Director”	means a Director recognized as such by the relevant code, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange.

“IPO”	means the initial public offering of the Company’s American Depositary Shares representing its Class A Ordinary Shares.

~~“Management Directors”~~	~~means the four Directors (consisting of Mr. Wang, Mr. Chen, Yi Yang and Yao Liu) in office at the time of effectiveness of these Articles, and the replacements of such Directors designated by Mr. Wang pursuant to Article 100 hereof.~~

“Major Stock Exchanges”	means the New York Stock Exchange, NASDAQ, ~~The~~ the Hong Kong Stock Exchange ~~of Hong Kong Limited~~, the Shanghai Stock Exchange, the Shenzhen Stock Exchange, the London Stock Exchange, and the Singapore Exchange (SGX).

“Member”	means a Person for the time being duly registered in the Register of Members as a holder of Shares.

“Memorandum”	means the memorandum of association of the Company, as amended and altered from time to time.

“Mr. Chen”	means Liaohan Chen.

“Mr. Wang”	means Xueji Wang.

“Nominating and Corporate Governance Committee”	shall have the meaning ascribed to it under Article 138A.

“Nomination Committee”	means the nomination committee of the Board established in accordance with Article 138A.

“Non-independent Director”	means a Director who is not an Independent Director.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Ordinary Resolution”	a Members resolution passed either (i) as a written resolution signed by all Members entitled to vote, or (ii) at a general meeting of Members by the affirmative vote of not less than a simple majority of all votes, calculated on a fully converted basis, cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at such general meeting (of which notice has been duly given).

“Ordinary Shares”	means the Class A Ordinary Shares and the Class B Ordinary Shares, collectively.

“Person”	means any individual, sole proprietorship, partnership, limited partnership, limited liability company, firm, joint venture, estate, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or governmental or regulatory authority or other enterprise or entity of any kind or nature.

“PRC”	means the People’s Republic of China, but solely for purposes hereof excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the island of Taiwan.

“Present”	shall mean, in respect of any Person, such Person’s presence at a general meeting of members, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any member, a proxy which has been validly appointed by such member in accordance with these Articles), being:

(a)	physically present at the meeting; or

(b)	in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Secretary”	means any natural person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“Share” and “Shares”	means a share in the capital of the Company, and includes an Ordinary Share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt, in these Articles the expression “Share” shall include a fraction of a Share.

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Statute.

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Special Resolution”	means a Members resolution expressed to be a special resolution and passed either (i) as a written resolution signed by all Members entitled to vote, or (ii) at a general meeting of Members by the affirmative vote of not less than two thirds (2/3) of all votes, calculated on a fully converted basis, cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at such general meeting (of which notice specifying the intention to propose the resolution as a special resolution has been duly given~~).~~), and shall include a special resolution passed pursuant to Article 73.

“Statute”	means the Companies Act (~~as amended~~As Revised) of the Cayman Islands as amended and every statutory modification or re-enactment thereof for the time being in effect.

“Subsidiary”	means,with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person.

“US$”	means the lawful money of the United States of America.

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

“Virtual Meeting”	means any general meeting of the Members (or any meeting of the holders of any Class of Shares) at which the Members (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

2.	In these Articles:

2.1.	words importing the singular number include the plural number and vice versa;

2.2.	words importing the masculine gender include the feminine gender;

2.3.	words importing persons include corporations;

2.4.	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

2.5.	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

~~2.5~~.2.6.	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

~~2.6~~.2.7.	any phrase introduced by the terms “including,” “include,” “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

~~2.7~~.2.8.	the term “voting power” refers to the number of votes attributable to the Shares (on an as-if converted basis) in accordance with the terms of the Memorandum and Articles;

~~2.8~~.2.9.	the term “or” is not exclusive;

~~2.9~~.2.10.	the term “including” will be deemed to be followed by, “but not limited to”;

~~2.10~~.2.11.	the terms “shall”, “will”, and “agrees” are mandatory, and the term “may” is permissive;

~~2.11~~.2.12.	the term “day” means “calendar day”, and “month” means calendar month;

~~2.12~~.2.13.	the phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning;

~~2.13~~.2.14.	references to any documents shall be construed as references to such document as the same may be amended, supplemented or novated from time to time;

~~2.14~~.2.15.	when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to these Articles, the date that is the reference date in calculating such period shall be excluded;

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

~~2.15~~.2.16.	“fully-diluted” or any variation thereof means all of the issued and outstanding Shares, treating the maximum number of Shares issuable under any issued and outstanding convertible securities and all Shares reserved for issuance under any of the Company’s share incentive plans or employee stock incentive plans as issued and outstanding;

~~2.16~~.2.17.	references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party;

~~2.17~~.2.18.	all references to dollars or to “US$” are to currency of the United States of America and all references to RMB are to currency of the PRC (and each shall be deemed to include reference to the equivalent amount in other currencies);

~~2.18~~.2.19.	if any payment hereunder would have been, but for this Article, due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date;

~~2.19~~.2.20.	headings are inserted for reference only and shall be ignored in construing these Articles; and

~~2.20~~.2.21.	Sections 8 and 19(3) of the Electronic Transactions ~~Law~~Act shall not apply.

SHARE CAPITAL

1.	The authorized share capital of the Company is US$50,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00005 each, comprising (a) ~~600~~800,000,000 Class A Ordinary Shares of par value of US$0.00005 each; and (b) 200,000,000 Class B Ordinary Shares of par value of US$0.00005 each; ~~and (c) 200,000,000 shares of par value of US$0.00005 each of such Class or Classes (however designated) as the Board may determine in accordance with these Articles;~~ subject to any alteration of share capital effected pursuant to Articles 54 to 56.

2.	Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

SHARES

3.	Subject to the Statute, these Articles, compliance with the Hong Kong Listing Rules (and, ~~where~~ only to such extent permitted thereby) and any applicabl~~e, the Designated Stock Exchange Rules~~ rules and regulations of authorities of places where the securities of the Company are listed (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may in their absolute discretion and without the approval of the Members, cause the Company to:

(a).	allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, to such Persons, at such times and on such other terms as they think proper;

(b).	grant rights over Shares or other securities to be issued in one or more Classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with ~~the~~ then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c).	issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

4.	~~The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Board or by a Special Resolution. The~~Subject to these Articles, compliance with the Hong Kong Listing Rules (and only to such extent permitted thereby), the Code on Takeovers and Mergers approved by the Securities and Futures Commission of Hong Kong and any applicable rules and regulations of authorities of places where the securities of the Company are listed, and on the conditions that (x) no new class of Shares with voting rights superior to Class A Ordinary Shares will be created and (y) any variation in the relative rights as between the different classes will not result in the creation of new class of shares with voting rights superior to those of Class A Ordinary Shares, the Directors may issue from time to time, out of the authorized share capital of the Company, preferred shares ~~with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares,~~ at such time and on such terms as they may think appropriate in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Board may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a).	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b).	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c).	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other Class or any other series of shares;

(d).	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e).	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other Class or any other series of shares;

(f).	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g).	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

(h).	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other Class of shares or any other series of preferred shares;

(i).	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other Class of shares or any other series of preferred shares; and

(j).	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

5.	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate Class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any Class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any shares of any Class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and these Articles.

6.	The Company shall not issue Shares to bearer.

7.	The Company may in connection with the issue of any shares exercise all powers of paying commissions and brokerage conferred or permitted by Law. Such commissions and brokerage may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other.

8.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

FRACTIONAL SHARES

9.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Member such fractions shall be accumulated.

REGISTER OF MEMBERS

10.	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute. Any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open for inspection by a Member without charge and such other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Hong Kong Listing Rules as the Board may determine for each inspection, provided that the Company may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

11.	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed ~~forty (40~~thirty (30) calendar days. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members, the ~~Register of Members shall be closed for at least ten (10) calendar days immediately preceding the meeting and the~~ record date for such determination shall be the date of closure of the Register of Members.

12.	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or in order to make a determination of Members for any other purpose.

13.	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

CERTIFICATES FOR SHARES

14.	Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other Person authorized by the Directors. The Directors may authorise certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

15.	No certificate shall be issued representing Shares of more than one Class.

16.	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one Person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

17.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act. Every share certificate shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by the Hong Kong Stock Exchange from time to time, and specify the number and class of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

18.	Share certificates shall be issued within the relevant time limit as prescribed by Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

19.	(1)	Upon every transfer of Shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the Shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the Shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2)	The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

20.	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

REDEMPTION, REPURCHASE AND SURRENDER

21.	Subject to the provisions of the Statute and these Articles, the Company may:

(a).	issue Shares that are to be redeemed or are liable to be redeemed at the option of a Member or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board;

(b).	purchase Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board, or are otherwise authorized by these Article~~s; and;~~, provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong from time to time in force; and

(c).	make a payment in respect of the redemption or purchase of Shares in any manner permitted by the Statute, including out of capital.

22.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

23.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

24.	The Directors may accept the surrender for no consideration of any fully paid Share.

~~TREASURY SHARES~~

25.	~~The Board may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a treasury share. The Board may determine to cancel a treasury share or transfer a treasury share on such terms as it thinks proper (including, without limitation, for nil consideration).~~[Intentionally left blank]

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

NON RECOGNITION OF TRUSTS

26.	The Company shall not be bound by or compelled to recognize in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

27.	The Company shall have a first and paramount lien and charge on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other Person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a Share shall extend to all dividends or other monies payable in respect thereof.

28.	The Company may sell, in such manner as the Board thinks fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) calendar days after a notice in writing stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder or holders for the time being of the Share, or the Person, of which the Company has notice, entitled thereto by reason of his death or bankruptcy.

29.	To give effect to any such sale, the Board may authorize some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound by the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

30.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

CALLS ON SHARES

31.	The Directors may from time to time make calls upon the Members in respect of any monies unpaid on their Shares (whether on account of the nominal value of the Shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one (1) month from the date fixed for the payment of the last preceding call, and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the specified time or times the amount called on the Shares. A call may be revoked or postponed as the Board may determine. A call may be made payable by installments.

32.	A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

33.	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

34.	If a sum called in respect of a Share is not paid before or on a day appointed for payment thereof, the Persons from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest either wholly or in part.

35.	Any sum which by the terms of issue of a Share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the Share or by way of premium or otherwise, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and in the case of non-payment, all the relevant provisions of these Articles as to payment of interest forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

36.	Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls or interest to be paid and the time of payment.

37.	The Board may, if it thinks fit, receive from any Member willing to advance the same, all or any part of the monies uncalled and unpaid upon any Shares held by him, and upon all or any of the monies so advanced may (until the same would but for such advances, become payable) pay interest at a rate as may be agreed upon between the Board and the Member paying such sum in advance. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

FORFEITURE OF SHARES

38.	If a Member fails to pay any call or installment of a call or to make any payment required by the terms of issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call, installment or payment remains unpaid, give notice requiring payment of any part of the call, installment or payment that is unpaid, together with any interest which may have accrued and all expenses that have been incurred by the Company by reason of such non-payment. Such notice shall name a day (not earlier than the expiration of fourteen (14) calendar days from the date of giving of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed the Shares in respect of which such notice was given will be liable to be forfeited.

39.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited Share and not actually paid before the forfeiture.

40.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Board sees fit.

41.	A Person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by him to the Company in respect of the Shares together with interest thereon, but his liability shall cease if and when the Company shall have received payment in full of all monies whenever payable in respect of the Shares.

42.	A certificate in writing under the hand of one (1) Director or the Secretary of the Company that a Share in the Company has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the fact stated therein as against all Persons claiming to be entitled to the Share. The Company may receive the consideration given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share and shall not be bound by the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

43.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the nominal value of the Share or by way of premium as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

44.	The Company shall be entitled to charge a fee not exceeding US$l.00 on the registration of every probate, letter of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSFER OF SHARES

45.	Subject to these Articles, any Member may transfer all or any of his Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature on behalf of it (or any successor thereto) or by such other manner of execution as the Board may approve from time to time.

46.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve which is consistent with the standard form of transfer as prescribed by the Designated Stock Exchange and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Member until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

47.	The Directors shall register any transfer of Shares except where holders proposing or effecting the transfers of the Shares are subject to binding written agreements with the Company or applicable Laws which restrict the transfer of the Shares held by such holders and such holders have not complied with the terms of such agreements or the restrictions have not been waived in accordance with their terms, or such applicable Law, as the case may be. If the Directors refuse to register a transfer they shall notify the transferee within five (5) Business Days of such refusal, providing a detailed explanation of the reason therefor. Notwithstanding the foregoing, if a transfer complies with the holder’s transfer obligations and restrictions set forth in agreements with the Company, the Directors shall register such transfer.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

48.	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any Share unless:

(a).	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b).	the instrument of transfer is in respect of only one Class of Shares;

(c).	the instrument of transfer is properly stamped, if required;

(d).	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(e).	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

49.	The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than thirty (30) calendar days in any calendar year.

50.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

51.	If a Member dies, the survivor or survivors where such Member was a joint holder, and his or her legal personal representatives where such Member was a sole holder, shall be the only Persons recognised by the Company as having any title to such Member’s interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share that had been jointly held by such Member.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

52.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some Person nominated by him or her as the transferee.

53.	If the Person so becoming entitled shall elect to be registered as the holder, such Person shall deliver or send to the Company a notice in writing signed by such Person stating that he or she so elects.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL

54.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by an Ordinary Resolution:

(a).	increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b).	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c).	divide its Shares into several Classes ~~and, without prejudice to any special rights previously conferred on the holders of existing Shares, attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine~~; provided always that, for the avoidance of doubt, where a Class of Shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class ~~and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes shares with different voting rights, the designation of each Class of Shares, other than those with the most favorable voting rights, must include the words “restricted voting” or “limited voting”;~~

(d).	subdivide its Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value (subject, nevertheless, to Law)~~, and may by such resolution determine that, as between the holders of the Shares resulting from such sub-division, one or more of the Shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares)~~;

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

(e).	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided; and

(f).	perform any action not required to be performed by Special Resolution.

55.	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, Liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorize some Person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

56.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Special Resolution:

(a).	change its name;

(b).	alter, amend or add to these Articles, however framed;

(c).	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein, however framed; and

(d).	reduce its share capital and any capital redemption reserve fund in any manner authorized by Law.

SHARE RIGHTS

57.	The rights and restrictions attaching to the Ordinary Shares are as follows:

(a).	Income

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

(b).	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

(c).	Attendance at General Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings (include extraordinary general meetings) of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one Class on all matters submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general and special meetings of the Company and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at general meetings (include extraordinary general meetings) of the Company.

(d).	Conversion

(i)	Each Class B Ordinary Share is convertible into one (1) fully paid Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

(ii)	Subject to these Articles, upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any Person which is not an Affiliate of such holder, or upon a change of beneficial ownership of any Class B Ordinary Shares as a result of which any Person who is not an Affiliate of the holders of such Ordinary Shares becomes a beneficial owner of such Ordinary Shares, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. The Class B Ordinary Shares, if any, beneficially owned by Mr. Wang and his Affiliates, shall be automatically and immediately converted into an equal number of Class A Ordinary Shares upon Mr. Wang ceasing to be a Director. In the event that a dual-class structure with unequal voting rights as set out in this Article is restricted or prohibited under the rules and listing standards of all the Major Stock Exchanges as a result of which the Shares or the ADSs are not allowed to be listed for trading on any of the Major Stock Exchanges should the Company retain such dual-class structure with unequal voting rights, any and all of the Class B Ordinary Shares then outstanding shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Register of Members; (ii) the creation of any pledge, charge, encumbrance or other third-party right of whatever description on any Class B Ordinary Shares to secure any contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party who is not an Affiliate of the relevant Member becoming a beneficial owner of the relevant Class B Ordinary Shares in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares, (iii) any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder thereof to any Person which is a beneficial owner of Class B Ordinary Shares shall not trigger the automatic conversion of such Class B Ordinary Shares into Class A Ordinary Shares as contemplated under this Article; and (iv) in the event that Mr. Chen ceases to be a Director or an executive officer or employee of the Company, any and all of the Class B Ordinary Shares beneficially owned by Mr. Chen and any Affiliate of Mr. Chen shall be automatically and immediately converted into an equal number of Class A Ordinary Shares; provided that in the event that Mr. Chen ceases to be a Director or an executive officer or employee of the Company and has, prior to or concurrently with his ceasing to be in such position, delegated the voting power on any of the Class B Ordinary Shares that he beneficially owns to Mr. Wang and/or an Affiliate of Mr. Wang through voting proxy, voting agreement or similar arrangement, the automatic conversion into Class A Ordinary Shares of such Class B Ordinary Shares the voting power of which is so delegated as contemplated under this Article shall not be triggered.

(iii)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Article shall be effected by means of the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share together with such rights and restrictions and which shall rank pari passu in all respects with the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

(iv)	Upon conversion, the Company shall allot and issue the relevant Class A Ordinary Shares to the converting Member, enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register of Members and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

(v)	Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(vi)	Save and except for voting rights and conversion rights as set out in this Article, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

VARIATION OF RIGHTS OF SHARES

58.	Subject to the provision of these Articles, if at any time the share capital of the Company is divided into different Classes, the rights attached to any Class (unless otherwise provided by the terms of issue of the Shares of that Class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than a majority of the issued Shares of that Class, or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class.

59.	For the purpose of the preceding Article, all of the provisions of these Articles relating to general meetings shall apply, to the extent applicable, mutatis mutandis, to every meeting of holders of separate Class of shares, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least a majority of the issued Shares of such Class and that any Member holding Shares of such Class, present in person or by proxy, may demand a poll.

60.	Subject to the provisions of these Articles, the rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by the creation or issue of further shares ranking pari passu therewith, and the rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

REGISTERED OFFICE

61.	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

62.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

63.	The Company ~~may, but~~ shall ~~not (unless required by the Statute or Designated Stock Exchange Rules) be obliged to~~ hold a general meeting ~~in each calendar year~~ as its annual general meeting ~~and shall specify~~ in each financial year within a period of not more than six months after the end of its financial year (or such longer period as the ~~meeting as such in the notices calling it.~~Hong Kong Stock Exchange may authorize). The annual general meeting of the Company shall be specified as such in the notices calling it, and shall be held at such time and place as the Directors shall appoint. At these meetings, the report of the Directors (if any) shall be presented.

64.	The Chairman or a majority of the Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company and add resolutions to a meeting agenda.

65.	A Members’ requisition is a requisition of Members of the Company holding, on the date of deposit of the requisition in the aggregate, not less than one third of all votes attaching to the issued and outstanding Shares entitled to vote at general meetings of the Company as at the date of the requisition.

66.	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

67.	If the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than fifty percent (50%) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

68.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

69.	~~At least seven (7) Business Days’ notice shall be given of any general meeting unless such notice is waived either before, at or after such meeting by the Members (or their proxies) holding a majority of all votes attaching to the issued and outstanding Shares entitled to attend and vote thereat.~~An annual general meeting of the Company shall be called by not less than twenty-one (21) days’ notice in writing, and a general meeting of the Company, other than an annual general meeting, shall be called by not less than fourteen (14) days’ notice in writing. A meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed (a) in the case of a meeting called as the annual general meeting, by all the Members entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by a majority of the Members having a right to attend and vote at the meeting and Present at the meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed by all the Members (or their proxies) entitled to attend and vote thereat. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be utilised, including the procedures to be followed by any member or other participant of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting.

70.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any Person entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

71.	No business shall be transacted at any general meeting unless a quorum is ~~present~~Present at the time when the meeting proceeds to business and unless such business has been specified in the notice of the general meeting in accordance with these Articles. Save as otherwise provided by these Articles, the holder(s) of Shares which carry ~~a majority~~10% of all votes attaching to all Shares in issue and entitled to vote at such general meeting, ~~present in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative,~~  (on a one vote per share basis) Present shall constitute a quorum; unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member ~~present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative or proxy~~Present.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

72.	~~A Person~~The Directors may ~~participate at~~ make Communication Facilities available for a specific general meeting ~~by telephone~~ or ~~other similar communications equipment~~all general meetings of the Company so that members and other participants may attend and participate at such general meetings by means of ~~which all the Persons participating in such~~ such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting ~~can communicate with each other. Participation by a Person in~~ may be held as a Virtual Meeting.

72A.	A Member shall have the right to (a) speak at a general meeting ~~in this manner is treated as presence in person at that~~; and (b) vote at a general meeting except where the Member is required, by the Hong Kong Listing Rules, to abstain from voting to approve the matter under consideration.

73.	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

74.	If a quorum shall not be ~~present or represented~~Present at any general meeting, the Members holding a majority of the aggregate voting power of all of the Shares of the Company ~~present in person or by proxy~~Present at the meeting may adjourn the meeting from time to tim~~e, until~~ to a ~~quorum shall be present or represented~~specific date, time and place; provided that, if notice of such meeting has been duly delivered to all Members seven (7) Business Days prior to the scheduled meeting in accordance with the notice procedures hereunder, and the quorum is not ~~present~~Present within one hour from the time appointed for the meeting solely because of the absence of any Member, the meeting shall be adjourned to the seventh (7th) following Business Day at the same time and place (or to such other time or such other place as the Directors may determine) with an updated notice delivered to all Members 48 hours prior to the adjourned meeting in accordance with the notice procedures under these Articles and, if at the adjourned meeting, the quorum is not ~~present~~Present within half an hour from the time appointed for the meeting solely because of the absence of any Member, then the Members ~~present in person and by proxy~~Present at the adjourned meeting shall form a quorum. At such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally notified.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

75.	The Chairman, if any, shall preside as chairman at every general meeting of the Company, or if there is no such Chairman, or if he or she shall not be ~~present~~Present within ten (10) minutes after the time appointed for the holding of the meeting, or is unwilling or unable to act, the Directors ~~present~~Present shall elect one of their number, or shall designate a Member, to be chairman of the meeting.

75A.	The chairman of any general meeting shall be entitled to attend and participate at such general meeting by means of Communication Facilities, and to act as the chairman, in which event:

(a)	the chairman shall be deemed to be Present at the meeting; and

(b)	if the Communication Facilities are interrupted or fail for any reason to enable the chairman to hear and be heard by all other Persons attending and participating at the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that (i) if no other Director is Present at the meeting, or (ii) if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board.

76.	With the consent of a general meeting at which a quorum is ~~present~~Present, the chairman may (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned, notice of the adjourned meeting shall be given as in the case of an original meeting.

77.	A resolution put to the vote of the meeting shall be decided by poll and not on a show of hands.

78.	Except on a poll on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting.

79.	A poll on a question of adjournment shall be taken forthwith.

VOTES OF MEMBERS

80.	Subject to any rights and restrictions for the time being attached to any Share, every Member ~~present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy)~~Present shall, at a general or special meeting of the Company, have one (1) vote for each Class A Ordinary Share and fifteen (15) votes for each Class B Ordinary Share, in each case of which he is the holder. On a poll a Member entitled to more than one vote is under no obligation to cast all his votes in the same way. For the avoidance of doubt, where more than one proxy is appointed by a recognized clearing house (or its nominee(s)), each such proxy is under no obligation to cast all his votes in the same way on a poll.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

80B.	A voluntary winding up of the Company shall be approved with the sanction of a Special Resolution in a general meeting of the Company.

81.	In the case of joint holders of record, the vote of the senior holder who tenders a vote, whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

82.	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his or her committee, receiver, or other Person on such Member’s behalf appointed by that court, and any such committee, receiver, or other Person may vote by proxy.

83.	No Person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a Class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid. Where the Company has knowledge that any Member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

84.	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

85.	Votes may be cast either personally or by proxy. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. A proxy need not be a Member of the Company. All resolutions shall be determined by poll and not on a show of hands., save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

86.	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

PROXIES

87.	The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, under the hand of an officer or attorney duly authorized for that purpose. A proxy need not be a Member.

88.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, no later than the time for holding the meeting or adjourned meeting.

89.	The instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to confer authority to demand or join or concur in demanding a poll.

90.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES

91.	Any corporation or other non-natural person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director. Where a corporation is so represented, it shall be treated as being Present at any meeting.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

~~SHARES THAT MAY NOT BE VOTED~~

92.	~~Shares in the Company that are beneficially owned by the Company or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.~~ [Intentionally left blank]

DEPOSITARY AND CLEARING HOUSES

93.	If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Members provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization.

93A.	HKSCC must be entitled to appoint proxies or corporate representatives to attend the Company’s general meetings and creditors meetings and those proxies or corporate representatives must enjoy rights equivalent to the rights of other Members, including the right to speak and vote. Where the Law prohibits HKSCC from appointing proxies or corporate representatives enjoying the rights described by this article, the Company must make the necessary arrangements with HKSCC to ensure that Hong Kong investors holding shares through HKSCC enjoy the right to vote, attend (in person or by proxy) and speak at general meetings.

DIRECTORS

94.	Unless otherwise determined by the Company by an Ordinary Resolution, the authorized number of Directors shall not be less than three (3) Directors, and there shall be no maximum number of Directors.

95.	The Board shall have a Chairman elected and appointed by a simple majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a simple majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board, save and except that if the Chairman is not ~~present~~Present at a meeting of the Board within ~~fifteen (15~~sixty (60) minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board, the attending Directors may choose one of their number to be the chairman of the meeting.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

96.	Subject to these Articles, the Company may by Ordinary Resolution appoint any Person to be a Director.

97.	Subject to these Articles, the Board may, by the affirmative vote of a simple majority of the remaining Directors ~~present~~Present and voting at a Board meeting, appoint any Person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

98.	A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A Director appointed to fill a casual vacancy on or as an addition to the existing Board shall hold office only until the first annual general meeting of the Company after his or her appointment, and shall then be eligible for re-election at that meeting.

99.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

100.	A Director (including a managing or other executive Directors) may be removed (with or without cause) from office at any time by Ordinary Resolution of the Company before the expiration of his or her term of office, or the affirmative vote of a simple majority of the other Directors ~~present~~Present and voting at a Board meetin~~g, notwithstanding anything in these Articles or in any agreement between the Company and such Director~~ (but without prejudice to any claim for damages under such agreement~~); provided that in the event that the Chairman is to be removed by the affirmative vote of a simple majority of the other Directors present and voting at a Board meeting, such affirmative vote shall include the vote of at least one Management Director.~~). Save as otherwise provided by these Articles, a vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors ~~present~~Present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than two (2) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal. ~~Notwithstanding anything in these Articles, if a Management Director is removed from office or otherwise ceases to be a Director pursuant to this Article, Mr. Wang shall have the right to appoint another Person as a Director and as replacement of the former Management Director (and such newly appointed Director shall be a Management Director for the purpose of these Articles) by delivering a written notice to the Company and such replacement shall become effective automatically upon the delivery of such notice without any further action or resolution of the Board or the Members, provided that Mr. Wang shall not be entitled to exercise such right if he and his Affiliates do not beneficially own any Shares.~~

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

101.	The remuneration of the Directors or past Directors, including by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled), may be determined by the Board or by a committee designated by the Board or by Ordinary Resolution.

102.	The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

103.	Subject to applicable Law, Designated Stock Exchange Rules and the Articles, the Board may establish any committee (consisting of such member or members of their body as they think fit) as the Board shall deem appropriate from time to time, and such committees shall have such rights, powers and privileges as granted to them by the Board from time to time.

103A.	The role of an Independent Non-executive Director shall include, but is not limited to:

(a)	participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	taking the lead where potential conflicts of interests arise;

(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and

(d)	scrutinizing the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

The Independent Non-executive Directors shall give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. They should also attend general meetings and develop a balanced understanding of the views of the members.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

The Independent Non-executive Directors shall make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments.

103B.	At every annual general meeting of the Company the Independent Non-executive Directors for the time being shall retire from office by rotation provided that every Independent Non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Independent Non-executive Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat.

POWERS AND DUTIES OF DIRECTORS

104.	Subject to the provisions of the Statute, the Memorandum and these Articles, the business and affairs of the Company shall be conducted as directed by the Board. The Board shall have all such powers and authorities, and may do all such acts and things, to the maximum extent permitted by applicable Law, the Memorandum and these Articles. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed. No alteration of the Memorandum or these Articles and no such direction shall invalidate any prior act of the Directors that would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is ~~present~~Present may exercise all powers exercisable by the Directors.

105.	~~The~~Subject to these Articles, the Board may, from time to time, and except as required by applicable Law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Articles 94 – 100, Articles 94 – 100 shall prevail.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

106.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

107.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be, two or more Persons as joint Secretaries, an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

108.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

109.	(1)	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

(2)	All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

110.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

111.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

112.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

113.	The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the Person to whom the same may be issued. Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Members, appointment of Directors and otherwise.

VACATION OF OFFICE AND REMOVAL OF DIRECTOR

114.	The office of a Director shall be vacated if:

(a).	he gives notice in writing to the Company that he resigns the office of Director;

(b).	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c).	is prohibited by any applicable Law or Designated Stock Exchange Rules from being a Director;

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

(d).	he is found to be or becomes of unsound mind; or

(e).	is removed from office pursuant to any other provision of these Articles.

MEETINGS OF THE BOARD

115.	The Board shall meet at such times and in such places as the Board shall designate from time to time. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

116.	Notice of a Board meeting shall be given two (2) calendar days prior to the meeting counting from the date service is deemed to take place as provided in these Articles and excluding the proposed date of the Board meeting; provided that such requirement may be waived in writing by a majority of the Directors then in office.

117.	Subject to these Articles, questions arising at any meeting shall be decided by a simple majority of votes of the Directors then in office at which there is a quorum, with each having one (1) vote and in case of an equality of votes the Chairman shall have a second or casting vote.

118.	A Director may participate in any meeting of the Board or of any committee of the Board by means of video conference, teleconference or other similar communications equipment by means of which all Persons participating in the meeting can hear each other and such participation shall constitute such Director’s presence in person at the meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

119.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the presence of a simple majority of Directors then in office shall constitute a quorum. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be ~~present~~Present for the purposes of determining whether or not a quorum is ~~present~~Present.

120.	If a quorum is not ~~present~~Present at any duly called meeting, such meeting may be adjourned to a time no earlier than forty-eight (48) hours after written notice of such adjournment has been given to the Directors. The Directors ~~present~~Present at such adjourned meeting shall constitute a quorum, provided that the Directors ~~present~~Present at such adjourned meeting may only discuss and/or approve the matters as described in the meeting notice delivered to the Directors in accordance with these Articles.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

121.	A resolution in writing (in one or more counterparts), signed by all of the Directors then in office or all of the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee, as the case may be, duly convened and held. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

122.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not ~~present~~Present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members ~~present~~Present may choose one of their number to be chairman of the meeting.

123.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a simple majority of votes of the committee members ~~present~~Present and in case of an equality of votes the chairman shall have a second or casting vote.

124.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

125.	The Company shall pay all fees, charges and expenses (including travel and related expenses) incurred by each Director in connection with: (i) attending the meetings of the Board and all committees thereof (if any) and (ii) conducting any other Company business requested by the Company.

PRESUMPTION OF ASSENT

126.	A Director who is ~~present~~Present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the Person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such Person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

DIRECTORS’ INTERESTS

127.	A Director may:

(a).	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b).	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c).	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favor of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favor of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable Law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

128.	Subject to applicable Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 129 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7 of Form 20-F promulgated by the Commission, shall require the approval of the Audit Committee.

129.	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect tha~~t: (a). he is a member or officer~~, by reason of ~~a~~facts specified ~~company or firm and is to be regarded as interested~~ in ~~any contract or arrangement which may after~~ the ~~date of the Notice be made with that company or firm; or (b).~~ notice, he is to be regarded as interested in any contract or arrangement of a specified description which may after the date of the Notice be made ~~with a specified Person who is connected with him;~~by the Company, shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

130.	Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable Law or the Designated Stock Exchange Rules, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

131.	The Directors shall cause minutes to be made for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any Class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors ~~present~~Present at each meeting.

132.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

ALTERNATE DIRECTORS

133.	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other Person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

134.	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally ~~present~~Present, and generally to perform all the functions of his appointor as a Director in his absence.

135.	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

136.	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

137.	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

AUDIT COMMITTEE

138.	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the Shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the charter of the Audit Committee as adopted by the Board, the Designated Stock Exchange Rules and the rules and regulations of the Commission.

NOMINATION COMMITTEE

138A.	The Board shall establish a Nomination Committee (which may be combined with the Corporate Governance Committee to form a single nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”)), which shall perform the following duties:

(a)	review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)	assess the independence of Independent Non-executive Directors; and

(d)	make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive officer of the Company.

138B.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairman of the Nomination Committee shall be an Independent Non-executive Director. The Nomination Committee shall make available its terms of reference explaining its role and the authority delegated to it by the Board by publishing them on the Hong Kong Stock Exchange’s website and the Company’s website. The Company shall provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee shall seek independent professional advice, at the Company’s expense, to perform its responsibilities. Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out: (a) the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent; (b) if the proposed Independent Non-executive Director will be holding their seventh (or more) listed company directorship, why the Board believes the individual would still be able to devote sufficient time to the Board; (c) the perspectives, skills and experience that the individual can bring to the Board; and (d) how the individual contributes to diversity of the Board.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

CORPORATE GOVERNANCE COMMITTEE

138C.	The Board shall establish a Corporate Governance Committee (which may be combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee), which shall perform the following duties: (1) to review and monitor whether the Company is operated and managed for the benefit of all the Members; (2) to confirm, on an annual basis, that the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) have been members of the Board throughout the year and that no matters under rule 8A.17 of the Hong Kong Listing Rules have occurred during the relevant financial year; (3) to confirm, on an annual basis, whether or not the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) have complied with rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Hong Kong Listing Rules throughout the year; (4) to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or Members (considered as a group) on one hand and any beneficiary of voting rights attached to Class B Ordinary Shares on the other; (5) to review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on one hand and any holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) on the other and make a recommendation to the Board on any such transaction; (6) to make a recommendation to the Board as to the appointment or removal of the Compliance Adviser; (7) to seek to ensure effective and on-going communication between the Company and the Members, particularly with regards to the requirements of rule 8A.35 of the Hong Kong Listing Rules; (8) to report on the work of the Corporate Governance Committee on at least a half yearly and annual basis covering all areas of its terms of reference; (9) to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in sub-paragraphs (4) to (6) above in the report referred to in sub-paragraph (8) above; (10) to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board; (11) to review and monitor the training and continuous professional development of Directors and senior management; (12) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (13) to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and (14) to review the Company’s compliance with the Corporate Governance Code (as set out in Appendix 14 to the Hong Kong Listing Rules) and disclosure in the Corporate Governance Report. The Corporate Governance Committee (whether or not combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee) must be comprised entirely of Independent Non-executive Directors, one of whom must act as the chairman.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

138D.	The Corporate Governance Report produced by the Company pursuant to the Hong Kong Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its duties set out in Article 138C, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

138E.	The Company shall appoint a Compliance Adviser on a permanent basis. The Board shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the Hong Kong Listing Rules), is contemplated by the Company including share issues and share repurchases;

(c)	where the Company proposes to use the proceeds of its initial public offering in a manner different from that detailed in the listing document in respect of such initial public offering, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where the Hong Kong Stock Exchange makes an inquiry of the Company under the Hong Kong Listing Rules.

138F.	The Company shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, on any matters related to:

(a)	the weighted voting rights structure of the Company;

(b)	transactions in which the holders of Class B Ordinary Shares have an interest; and

(c)	where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or the Members (considered as a group) on one hand, and holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle) on the other.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

COMMUNICATION WITH SHAREHOLDERS AND DISCLOSURE

138G.	The Company shall comply with the provisions of Section F “Shareholders Engagement” in Part 2 of Appendix 14 of the Hong Kong Listing Rules regarding communication with the Members.

138H.	The Company shall include the words “A company controlled through weighted voting rights” or such language as may be specified by the Hong Kong Stock Exchange from time to time on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the Hong Kong Listing Rules, and describe its weighted voting rights structure, the rationale of such structure and the associated risks for the members prominently in its listing documents and periodic financial reports. This statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

138I.	The Company shall, in its listing documents and its interim and annual reports:

(a)	identify the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Founder holding and controlling such vehicle);

(b)	disclose the impact of a potential conversion of Class B Ordinary Shares into Class A Ordinary Shares on its share capital; and

(c)	disclose all circumstances in which the weighted voting rights attached to the Class B Ordinary Shares shall cease.

NO MINIMUM SHAREHOLDING

139.	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed, a Director is not required to hold Shares.

SEAL

140.	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one Person who shall be either a Director or some officer or other Person appointed by the Directors for the purpose.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

141.	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

142.	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

143.	Subject to the Statute and these Articles any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

144.	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

145.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

146.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

147.	Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such Person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the Person to whom it is sent. Any one of three or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

148.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

149.	No dividend or distribution shall bear interest against the Company, except as expressly provided in these Articles.

150.	Any dividend which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date of declaration of such dividend may, in the discretion of the Directors, be invested or otherwise made use of by the Board for the benefit of the Company until claimed, or be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend shall remain as a debt due to the Member. Any dividend which remains unclaimed after a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALIZATION

151.	Subject to applicable Law, the Directors may:

(a).	resolve to capitalize any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

(b).	appropriate the sum resolved to be capitalized to the Members in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

and allot the Shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c).	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d).	authorize a Person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Members; and

(e).	generally do all acts and things required to give effect to the resolution.

152.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalize any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a).	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members;

(b).	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or Members; or

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

(c).	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members.

BOOKS OF ACCOUNT

153.	The Directors shall cause proper books of account to be kept at such place as they may from time to time designate with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions. The Directors shall from time to time determine whether and to what extent and at what times and places, and under what conditions or regulations, the accounts and books of the Company or any of them shall be open to inspection of Members not being Directors and no such Member shall have any right of inspecting any account or book or document of the Company except as conferred by the Statute or the Law (including the Hong Kong Listing Rules) or authorized by the Directors or the Company in general meeting or in a written agreement binding on the Company.

154.	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Law.

AUDIT

155.	Subject to applicable Law and Designated Stock Exchange Rules, the ~~Directors may appoint an~~ appointment and removal of the Auditor ~~of the Company who~~ shall ~~hold office until removed from office~~be approved by a ~~resolution~~majority of the ~~Directors~~Members or other body that is independent of the Board. The removal of an Auditor before the expiration of his period of office shall require the approval of an Ordinary Resolution.

156.	The remuneration of the Auditor shall be ~~determined~~approved by ~~the Audit Committee or, in the absence of such an Audit Committee, by the Board.~~majority of the Members or other body that is independent of the Board.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

157.	~~If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at~~ a ~~time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.~~[Intentionally left blank]

158.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

159.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment and at any time during their term of office upon request of the Directors or any general meeting of the Members.

160.	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

SHARE PREMIUM ACCOUNT

161.	The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

162.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

NOTICES

163.	Notices or document (including any “corporate communication” within the meaning ascribed thereto under the Hong Kong Listing Rules) shall be in writing and may be given by the Company to any Member either personally or by sending it by post, overnight or international courier, facsimile or electronic mail to him or to his address as shown in the Register of Members (or where the notice is given by facsimile or electronic mail, by sending it to the facsimile number or electronic address provided by such Member), or by placing it on the Company’s Website, subject to applicable Law and Designated Stock Exchange Rules.

164.	A notice may be given by the Company to the joint holders of record of a Share by giving the notice to the joint holder first named on the Register of Members in respect of the Share.

165.	A notice may be given by the Company to the Person or Persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member by sending it through overnight or international courier as aforesaid in a pre-paid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

166.	Notice of every general meeting shall be given in any manner hereinbefore authorized to:

(a) every Person shown as a Member in the Register of Members as of the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members; and (b) every Person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting. No other Person shall be entitled to receive notices of general meetings.

167.	Any notice or other document, if served by:

(a).	post, shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other Person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

(b).	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c).	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d).	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e).	placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

168.	Any Members ~~present, either personally or by proxy,~~Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

169.	A notice may be given by the Company to the Person or Persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

170.	Whenever any notice is required by law or these Articles to be given to any Director, member of a committee or Member, a waiver thereof in writing, signed by the Person or Persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

INFORMATION

171.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

172.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

WINDING UP

173.	If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Statute, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different Classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

174.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

INDEMNITY

175.	Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, the Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses that they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own fraud or dishonesty, and no such Director or officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director or officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other Persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his or her office or trust unless the same shall happen through the fraud or dishonesty of such Director or officer or trustee.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

FISCAL YEAR

176.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on the 31st of December in each year and, following the year of incorporation, shall begin on the 1st of January in each year.

DISCLOSURE

177.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to the Designated Stock Exchange any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

TRANSFER BY WAY OF CONTINUATION

178.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATIONS

179.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

SUBMISSION TO JURISDICTION

180.	For the avoidance of doubt and without limiting the jurisdiction of the Cayman Courts to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands and Hong Kong shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE
CLASS-BASED RESOLUTION IS NOT APPROVED AND THE
NON-CLASS-BASED RESOLUTION IS APPROVED

breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the ~~Companies Act~~Statute or these Articles including but not limited to any purchase or acquisition of Shares, security or guarantee provided in consideration thereof, ~~or~~ (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognised under the laws of the United States of America from time to time~~).~~), or (v) hearing, settling and/or determining any dispute, controversy or claim whether arising out of or in connection with these Articles or otherwise. The federal courts of the United States of America shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim in relation to any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, unless otherwise agreed by the Company in writing. Without prejudice to the foregoing, if any part of this Article is held to be illegal, invalid or unenforceable under applicable law, the illegal, invalid or unenforceable portion of this Article shall not affect or impair the legality, validity or enforceability of the rest of the Articles and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company. Any person or entity purchasing or otherwise acquiring any share in or of the Company or other security of the Company whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to the provisions of this Article.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSs

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 578,546,560 Shares, out of which 499,146,560 were Class A Ordinary Shares and 79,400,000 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 6 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 578,546,560 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 57,854,656 Shares, representing 10% of the total number of issued Shares in issue as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts for the year ended December 31, 2021 contained in the Prospectus) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, without taking into account the voting rights attached to the 25,013,604 Class A Ordinary Shares held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, to the best knowledge and belief of the Directors, the WVR Beneficiaries are Mr. Wang and Mr. Chen. Each of Mr. Wang and Mr. Chen, together with Mr. Zhou, are the controlling shareholders of the Company and beneficially own 84,600,000 Class A Ordinary Shares and 79,400,000 Class B Ordinary Shares in total, representing (a) approximately 76.61% of the effective voting rights in the Company, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to fifteen votes per share; and (b) approximately 69.28% of the effective voting rights in the Company, assuming that Class A Ordinary Shares entitle the Shareholder to one vote per share and the exercise of voting rights attached to Class B Ordinary Shares will be capped at ten votes per share. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class B Ordinary Shares into Class A Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

7.	MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange since the Listing up to and including the Latest Practicable Date were as follows:

Month 2022	Price per Share
	Highest	Lowest
	HK$	HK$
July (since the Listing Date)	19.94	14.24
August	14.78	10.38
September (up to Latest Practicable Date)	10.08	9.70

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

As the Company has been listed on the Stock Exchange for less than 6 months, during the period starting from the Listing Date and up to the Latest Practicable Date, the Company has not repurchased any Class A Ordinary Shares on the Stock Exchange.

APPENDIX III	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the retiring Directors proposed to be re-elected at the AGM.

(1)	Mr. YANG Yi

Position and experience

Mr. YANG Yi (楊懿), aged 40, is a co-founder and an executive Director, and has been serving as our chief operation officer since May 2015. Mr. Yang is responsible for human resources, government relations and daily operations of the Group. Mr. Yang is also a director of Tuya Global Inc.

Prior to co-founding the Company, Mr. Yang worked as a business development senior expert at Alibaba Group from April 2011 to May 2015, where he was responsible for developing business opportunities for multiple projects including mobile payment at Alibaba’s O2O business and Alibaba Cloud.

Mr. Yang received a bachelor’s degree in international business and economics from Guangdong University of Foreign Studies (廣東外語外貿大學) in the PRC in October 2004.

Save as disclosed above, Mr. Yang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or other major appointments and professional qualifications.

Length of service

Pursuant to the director agreement between Mr. Yang and the Company, his initial term of office shall be three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date (whichever is earlier). He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the articles of association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yang does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As at the Latest Practicable Date, Mr. Yang was entitled to receive up to 6,500,000 Class A Ordinary Shares, pursuant to the share options granted to him under the 2015 Equity Incentive Plan, subject to the conditions (including vesting conditions) of those options. As at the Latest Practicable Date, the aforesaid share options have not been exercised. Save as disclosed above, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Yang was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

APPENDIX III	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Director’s emoluments

Mr. Yang is not entitled to receive any director’s fees from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Yang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Yang that need to be brought to the attention of the Shareholders.

(2)	Ms. LIU Yao

Position and experience

Ms. LIU Yao (劉堯), aged 47, is an executive Director, and has been serving as our senior vice president and chief financial officer since May 2019. Ms. Liu is responsible for capital market, investment, finance, legal and internal controls, strategy analysis and planning of the Group.

Prior to joining the Company, Ms. Liu worked at Deutsche Bank Group from July 2007 to December 2009, where her last position was associate in global banking division. Ms. Liu worked at UBS AG from December 2009 to May 2014, where her last position was executive director in investment bank division. Prior to May 2016, Ms. Liu worked at Red Capital Group Limited. From May 2016 to July 2018, Ms. Liu was the founding partner of RJ Capital Group. Ms. Liu had been an independent non-executive director at Zhengzhou Coal Mining Machinery Group Co., Ltd. (鄭州煤礦機械集團股份有限公司) (a company listed on the Stock Exchange, stock code: 564; a company listed on Shanghai Stock Exchange, stock code: 601717) from June 2014 to June 2020.

Ms. Liu received a bachelor’s degree in materials chemistry from Xiamen University (廈門大學) in the PRC in July 1996, and a master’s degree in business administration from the University of Pennsylvania in the United States in May 2007.

Save as disclosed above, Ms. Liu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or other major appointments and professional qualifications.

APPENDIX III	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Length of service

Pursuant to the director agreement between Ms. Liu and the Company, her initial term of office shall be three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date (whichever is earlier). She is also subject to retirement and re-election at annual general meeting of the Company in accordance with the articles of association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Liu does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As at the Latest Practicable Date, Ms. Liu was entitled to receive up to 5,000,000 Class A Ordinary Shares, pursuant to the share options granted to her under the 2015 Equity Incentive Plan, subject to the conditions (including vesting conditions) of those options. As at the Latest Practicable Date, the aforesaid share options have not been exercised. Save as disclosed above, as far as the Directors are aware, as at the Latest Practicable Date, Ms. Liu was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Ms. Liu is not entitled to receive any director’s fees from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Ms. Liu to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Ms. Liu that need to be brought to the attention of the Shareholders.

(3)	Mr. YIP Pak Tung Jason

Position and experience

Mr. YIP Pak Tung Jason (葉栢東), aged 39, is an independent non-executive Director. Mr. Yip is responsible for providing independent professional opinion and judgement to the Board.

APPENDIX III	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Mr. Yip worked in the audit division of PricewaterhouseCoopers in Canada from May 2003 to May 2007. He was a manager at PricewaterhouseCoopers in Hong Kong from June 2007 to June 2010. Mr. Yip worked in Alibaba Group Holding Limited (a company listed on the NYSE, symbol: BABA, and secondary listed on the Stock Exchange, stock code: 9988) from June 2010 to May 2022, where he served as a senior director of finance, primarily responsible for the group’s financial reporting and technical accounting and share-based compensation administration and management.

Mr. Yip received a bachelor’s degree of commerce from the University of British Columbia in Canada in May 2005. Mr. Yip qualified as a Chartered Accountant in Canada in January 2007 and has been a member of the Hong Kong Institute of Certified Public Accountants since September 2016.

Save as disclosed above, Mr. Yip has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or other major appointments and professional qualifications.

Length of service

Pursuant to the director agreement between Mr. Yip and the Company, his initial term of office shall be three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date (whichever is earlier). He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the articles of association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yip does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yip was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Yip is entitled to receive an annual director’s fee of US$50,000 per annum from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

APPENDIX III	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Yip to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Yip that need to be brought to the attention of the Shareholders.

NOTICE OF THE ANNUAL GENERAL MEETING

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

NOTICE OF ANNUAL GENERAL MEETING

to be held on Tuesday, November 1, 2022

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Tuya Inc. (the “Company”) dated September 15, 2022. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 11:00 a.m., Beijing time (or soon after the Class A Meeting and the Class B Meeting) on Tuesday, November 1, 2022 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as a special resolution, THAT subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IA to the Circular, by incorporating the Class-Based Resolution and the Non-class-based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles;

2.	as a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IB to the Circular, by incorporating the Non-class-based resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles;

*      For identification purpose only

NOTICE OF THE ANNUAL GENERAL MEETING

3.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2021 and the report of the auditor thereon;

4.	as an ordinary resolution, to re-elect the following Directors:

(a)	(i) to re-elect Mr. YANG Yi as an executive Director;

(ii)	to re-elect Ms. LIU Yao as an executive Director;

(iii)	to re-elect Mr. YIP Pak Tung Jason as an independent non-executive Director;

(b)	to authorize the Board or the Compensation Committee to fix the remuneration of the Directors;

5.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants, or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

NOTICE OF THE ANNUAL GENERAL MEETING

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2015 Equity Incentive Plan;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company); and

NOTICE OF THE ANNUAL GENERAL MEETING

6.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

7.	as an ordinary resolution, THAT conditional upon the passing of resolutions 5 and 6 of this notice, the general mandate referred to in the resolution 5 of this notice be and is hereby extended by the addition to the aggregate number of Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 6 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution); and

NOTICE OF THE ANNUAL GENERAL MEETING

8.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2022.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on September 30, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of ADSs as of the close of business on September 30, 2022, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A Ordinary Shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

In order to be eligible to vote and attend the AGM, with respect to the Shares registered on the Company’s register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, September 30, 2022, Hong Kong time; and with respect to the Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on Thursday, September 29, 2022, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the ordinary shares on the Share Record Date will be entitled to vote and attend the AGM.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of Shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

NOTICE OF THE ANNUAL GENERAL MEETING

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at ir.tuya.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the AGM in person or by proxy. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or send your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 11:00 a.m., Hong Kong time, on Saturday, October 29, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Headquarters and Principal Place of Business in the PRC:	Registered Office:
Huace Center, Building A, 10/F	PO Box 309
Xihu District, Hangzhou City	Ugland House
Zhejiang Province, 310012	Grand Cayman, KY1-1104
China	Cayman Islands

September 15, 2022

As at the date of this notice, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as the executive Directors, Ms. HONG Jing as the non-executive Director, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as the independent non-executive Directors.

NOTICE OF THE CLASS A MEETING

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

NOTICE OF CLASS A MEETING

to be held on Tuesday, November 1, 2022

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Tuya Inc. (the “Company”) dated September 15, 2022. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class A Ordinary Shares (the “Class A Meeting”) of Tuya Inc. (the “Company”) will be held at 10:00 a.m., Beijing time, on Tuesday, November 1, 2022 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China for the purposes of considering and, if thought fit, passing the following resolution:

1.	as a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on September 30, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares. Holders of record of the Class A Ordinary Shares (as of the Share Record Date) are entitled to attend and vote at the Class A Meeting and any adjourned meeting thereof.

Holders of the ADSs as of the close of business on September 30, 2022, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

In order to be eligible to vote and attend the Class A Meeting, with respect to Class A Ordinary Shares registered on the Company’s register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, September 30, 2022, Hong Kong time; and with respect to Class A Ordinary Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on Thursday, September 29, 2022, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class A Ordinary Shares on the Share Record Date will be entitled to vote and attend the Class A Meeting.

*	For identification purpose only

NOTICE OF THE CLASS A MEETING

ATTENDING THE CLASS A MEETING

Only holders of record of Class A Ordinary Shares as of the Share Record Date are entitled to attend and vote at the Class A Meeting. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of Shareholders, the Company may implement certain precautionary measures at the Class A Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class A Meeting venue, or to instruct any person to leave the Class A Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class A Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class A Ordinary Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Class A Ordinary Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at ir.tuya.com.

Holders of record of Class A Ordinary Shares on the Company’s register of members as of the Share Record Date are entitled to attend the Class A Meeting in person or by proxy. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class A Ordinary Shares) or send your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on Saturday, October 29, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the Class A Meeting.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Headquarters and Principal Place of Business in the PRC:	Registered Office:
Huace Center, Building A, 10/F	PO Box 309
Xihu District, Hangzhou City	Ugland House
Zhejiang Province, 310012	Grand Cayman, KY1-1104
China	Cayman Islands

September 15, 2022

As at the date of this notice, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as the executive Directors, Ms. HONG Jing as the non-executive Director, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as the independent non-executive Directors.

NOTICE OF THE CLASS B MEETING

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

NOTICE OF CLASS B MEETING

to be held on Tuesday, November 1, 2022

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Tuya Inc. (the “Company”) dated September 15, 2022. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class B Ordinary Shares (the “Class B Meeting”) of Tuya Inc. (the “Company”) will be held at 10:30 a.m., Beijing time (or soon after the Class A Meeting), on Tuesday, November 1, 2022 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China, for the purposes of considering and, if thought fit, passing each of the following resolution:

1.	as a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.

SHARE RECORD DATE

The Board has fixed the close of business on September 30, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class B Ordinary Shares. Holders of record of the Class B Ordinary Shares (as of the Share Record Date) are entitled to attend and vote at the Class B Meeting and any adjourned meeting thereof.

In order to be eligible to vote and attend the Class B Meeting, with respect to Class B Ordinary Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on Thursday, September 29, 2022, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class B Ordinary Shares on the Share Record Date will be entitled to vote and attend the Class B Meeting.

*	For identification purpose only

NOTICE OF THE CLASS B MEETING

ATTENDING THE CLASS B MEETING

Only holders of record of Class B Ordinary Shares as of the Share Record Date are entitled to attend and vote at the Class B Meeting. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of Shareholders, the Company may implement certain precautionary measures at the Class B Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class B Meeting venue, or to instruct any person to leave the Class B Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class B Meeting.

PROXY FORMS

A holder of Class B Ordinary Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the Class B Meeting. Please refer to the proxy form (for holders of Class B Ordinary Shares), which is available on our website at ir.tuya.com.

Holders of record of Class B Ordinary Shares on the Company’s register of members as of the Share Record Date are entitled to attend the Class B Meeting in person or by proxy. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class B Ordinary Shares) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:30 a.m., Hong Kong Time, on Saturday, October 29, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Headquarters and Principal Place of Business in the PRC:	Registered Office:
Huace Center, Building A, 10/F	PO Box 309
Xihu District, Hangzhou City	Ugland House
Zhejiang Province, 310012	Grand Cayman, KY1-1104
China	Cayman Islands

September 15, 2022

As at the date of this notice, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as the executive Directors, Ms. HONG Jing as the non-executive Director, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as the independent non-executive Directors.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

Number of Shares to which this form of proxy relates(Note 1)	_______________Class A Ordinary Shares
_______________ Class B Ordinary Shares

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to be held on Tuesday, November 1, 2022

(or any adjournment(s) or postponement(s) thereof)

I/We(Note 2) _______________________________________________________________________________________________________________ of ________________________________________________________________________________________________ being the registered holder(s) of _________________________________________________________________________________________________________________Class A Ordinary Shares/Class B Ordinary Shares(Note 3) in the issued share capital of Tuya Inc. (the “Company”) hereby appoint the chairman of the meeting(Note 4) or ________________________________________________________________________________________________________________________ of _____________________________________________________________________________________as my/our proxy to attend, act, and vote for me/us and on my/our behalf as directed below at the annual general meeting (the “AGM”) of the Company to be held at 11:00 a.m., Beijing time, on Tuesday, November 1, 2022 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China (and at any adjournment thereof). Please tick (“/”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

RESOLUTIONS(Note 6)		FOR	AGAINST	ABSTAIN
1.	As a special resolution, THAT subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IA to the Circular, by incorporating the Class-Based Resolution and the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.
2.	As a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IB to the Circular, by incorporating the Non-class-based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.
3.	As an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2021 and the report of the auditor thereon.
4.(a)	(i) As an ordinary resolution, to re-elect Mr. YANG Yi as an executive Director.
(ii) As an ordinary resolution, to re-elect Ms. LIU Yao as an executive Director.
(iii) As an ordinary resolution, to re-elect Mr. YIP Pak Tung Jason as an independent non-executive Director.
4.(b)	As an ordinary resolution, to authorize the Board or the Compensation Committee to fix the remuneration of the Directors.
5.	As an ordinary resolution, to grant a general mandate to the Directors to issue, allot, and deal with additional Class A Ordinary Shares of the Company not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this resolution.
6.	As an ordinary resolution, to grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this resolution.
7.	As an ordinary resolution, to extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.
8.	As an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2022.

Date:	2022	Signature(s)(Note 7):

Notes:

1.	Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	Please insert the number of shares of the Company registered in your name(s) and delete as appropriate.
4.	If any proxy other than the chairman of the meeting is preferred, please strike out the words “the chairman of the meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint proxy, and any shareholder of the Company who is the holder of two or more Shares and entitled to attend and vote at the AGM is able to appoint any number of proxies (who must be individuals) to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“/”) THE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“/”) THE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING, PLEASE TICK (“/”) THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy will vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM. If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.
6.	We refer to the circular (the “Circular”) and notice of the AGM of the Company dated September 15, 2022. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular and the notice of the AGM. The description of the resolutions is by way of summary only. The full text appears in the notice of the AGM.
7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney, or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.
8.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members in respect of the relevant joint holding.
9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited (for both holders of Class A Ordinary Shares and holders of Class B Ordinary Shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 72 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).
10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer, and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.

*	For identification purpose only

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

Number of Shares to which this form of proxy relates(Note 1)	______________Class A Ordinary Shares

FORM OF PROXY FOR THE CLASS A MEETING

to be held on Tuesday, November 1, 2022

(or any adjournment(s) or postponement(s) thereof)

I/We(Note 2) _______________________________________________________________________________________________________________ of _____________________________________________________________________________________________________ being the registered holder(s) of ___________________________________________________________________________________________________ Class A Ordinary Shares(Note 3) of Tuya Inc. (the “Company”) hereby appoint the chairman of the class meeting of holders of the Class A Ordinary Shares (the “Class A Meeting”)(Note 4) or of _____________________________________________________________________________________________________as my/our proxy to attend, act, and vote for me/us and on my/our behalf as directed below at the Class A Meeting to be held at 10:00 a.m., Beijing time, on Tuesday, November 1, 2022 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China (and at any adjournment thereof). Please tick (“/”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

RESOLUTION(Note 6)		FOR	AGAINST	ABSTAIN
1.	As a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.

Date:	2022	Signature(s)(Note 7):

Notes:

1.	Please insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	Please insert the number of shares of the Company registered in your name(s).
4.	If any proxy other than the chairman of the meeting is preferred, please strike out the words “the chairman of the class meeting of holders of the Class A Ordinary Shares (the “Class A Meeting”)” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the Class A Meeting is entitled to appoint proxy, and any shareholder of the Company who is the holder of two or more Shares and entitled to attend and vote at the Class A Meeting is able to appoint any number of proxies (who must be individuals) to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“/”) THE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“/”) THE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING, PLEASE TICK (“/”) THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy will vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Class A Meeting other than those referred to in the notice convening the Class A Meeting. If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.
6.	We refer to the circular (the “Circular”) and notice of the Class A Meeting of the Company dated September 15, 2022. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular and the notice of the Class A Meeting. The description of the resolution is by way of summary only. The full text appears in the notice of the Class A Meeting.
7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney, or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.

8.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members in respect of the relevant joint holding.
9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 72 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).
10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the Class A Meeting or any adjournment thereof if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the Class A Meeting of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer, and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.

*	For identification purpose only

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

Number of Shares to which this form of proxy relates(Note 1)	______________Class B Ordinary Shares

FORM OF PROXY FOR THE CLASS B MEETING

to be held on Tuesday, November 1, 2022

(or any adjournment(s) or postponement(s) thereof)

I/We(Note 2) ______________________________________________________________________________________________________________of ___________________________________________________________________________________________ being the registered holder(s) of _________________________________________________________________________________ Class B Ordinary Shares(Note 3) of Tuya Inc. (the “Company”) hereby appoint the chairman of the class meeting of holders of the Class B Ordinary Shares (the “Class B Meeting”)(Note 4) or ________________________________________________________________________________________________________________of _____________________________________________________________________________ as my/our proxy to attend, act, and vote for me/us and on my/our behalf as directed below at the Class B Meeting to be held at 10:30 a.m., Beijing time, on Tuesday, November 1, 2022 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China (and at any adjournment thereof). Please tick (“/”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

RESOLUTION(Note 6)		FOR	AGAINST	ABSTAIN
1.	As a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.

Date:	2022	Signature(s)(Note 7):

Notes:

1.	Please insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	Please insert the number of shares of the Company registered in your name(s).
4.	If any proxy other than the chairman of the meeting is preferred, please strike out the words “the chairman of the class meeting of holders of the Class B Ordinary Shares (the “Class B Meeting”)” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the Class B Meeting is entitled to appoint proxy, and any shareholder of the Company who is the holder of two or more Shares and entitled to attend and vote at the Class B Meeting is able to appoint any number of proxies (who must be individuals) to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“/”) THE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“/”) THE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING, PLEASE TICK (“/”) THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy will vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Class B Meeting other than those referred to in the notice convening the Class B Meeting. If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.
6.	We refer to the circular (the “Circular”) and notice of the Class B Meeting of the Company dated September 15, 2022. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular and the notice of the Class B Meeting. The description of the resolution is by way of summary only. The full text appears in the notice of the Class B Meeting.
7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney, or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.

8.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members in respect of the relevant joint holding.
9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 72 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).
10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the Class B Meeting or any adjournment thereof if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the Class B Meeting of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer, and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.

*	For identification purpose only